2025

Brookfield Corporation

ANNUAL INFORMATION FORM

Brookfield

MARCH 17, 2026

ANNUAL INFORMATION FORM

Brookfield Corporation
ANNUAL INFORMATION FORM
THE CORPORATION
Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses – asset management, wealth solutions, and our operating businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. Brookfield Corporation’s class A limited voting shares (“Class A Shares”) are co-listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BN.” Brookfield Corporation was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of amalgamation under the Business Corporations Act (Ontario) dated January  1, 2005. On December 9, 2022, articles of arrangement and articles of amendment by arrangement were filed to change its name from Brookfield Asset Management Inc. to Brookfield Corporation.
References in this Annual Information Form to “BN” refer to Brookfield Corporation, including its predecessor companies. References to “Brookfield,” “we,” “us” and “our” refer to BN and its subsidiaries and controlled affiliates, including perpetual affiliates (as defined herein), individually or collectively, as applicable. BN’s registered office and head office is located at Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3.
All financial information in this Annual Information Form is expressed in United States (“U.S.”) dollars, unless otherwise noted. All references to £ are to British Pound Sterling. All references to C$ are to Canadian dollars. All references to € are to Euros. All information is presented as at December 31, 2025, unless otherwise noted.
Brookfield Corporation - 2025 Annual Information Form    1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Annual Information Form contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of BN and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of BN are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions.
Although BN believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes, and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, wealth solutions, renewable power and transition, infrastructure, private equity, real estate and corporate activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the U.S.
We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this Annual Information Form or such other date specified herein. Except as required by law, BN undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.
Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While BN believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, BN makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.
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CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES
BN prepares its financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board. We disclose a number of financial measures in this Annual Information Form that are calculated and presented using methodologies other than in accordance with IFRS Accounting Standards, which include but are not limited to distributable earnings (“DE”) and funds from operations (“FFO”). We use these measures in managing the business, including for performance measurement, capital allocation and valuation purposes, and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS Accounting Standards. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS Accounting Standards and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. For more information on non-IFRS measures and other financial metrics, see “Statement Regarding Use of Non-IFRS Measures” and “Glossary of Terms” in our Management’s Discussion and Analysis of Financial Results for the year ended December 31, 2025 (“MD&A”) dated March 17, 2026, which sections are incorporated by reference in this Annual Information Form. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS Accounting Standards, where applicable, are included on pages 133 to 139 of the MD&A, which pages are also incorporated by reference in this Annual Information Form. The MD&A is available on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov/edgar.

SUBSIDIARIES
The following is a list of BN’s principal subsidiaries, which consists of Brookfield Asset Management Ltd. (“BAM”) and four perpetual affiliates. For each such subsidiary, the below table indicates the jurisdiction of formation, the percentage of voting securities beneficially owned, or over which control or direction is exercised, directly or indirectly, by BN (on a fully exchanged basis), and the respective equity ownership of BN, in each case, except as otherwise described, as at December 31, 2025.

Name	Jurisdiction of Formation	Percentage of Voting Securities Owned, Controlled or Directed	Equity Ownership Interest
Brookfield Asset Management Ltd. (a)	British Columbia	73%	69%
Brookfield Business Partners L.P. (b)	Bermuda	100%	43%
Brookfield Infrastructure Partners L.P. (c)(d)	Bermuda	100%	26%
Brookfield Renewable Partners L.P. (e)(f)	Bermuda	100%	45%
Brookfield Property Partners L.P. (g)	Bermuda	100%	100%
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(a)     BN, Brookfield Wealth Solutions Ltd., (“Brookfield Wealth Solutions”) and their related parties (collectively, the “Brookfield Holders”) directly or indirectly, collectively hold approximately 73% of the Class A Limited Voting Shares of BAM (“BAM Class A Shares”). On June 25, 2025, BN contributed BAM Class A Shares representing approximately 4% of the issued and outstanding BAM Class A Shares to Brookfield Wealth Solutions in consideration for newly issued class C shares of Brookfield Wealth Solutions and a promissory note that, on December 31, 2025, was converted into additional class C shares of Brookfield Wealth Solutions. BN and Brookfield Wealth Solutions have agreed that all decisions made by Brookfield Wealth Solutions with respect to the voting of the BAM Class A Shares held by Brookfield Wealth Solutions will be made jointly by mutual agreement of the applicable Brookfield Wealth Solutions subsidiary and BN. Brookfield Wealth Solutions may acquire additional BAM Class A Shares or other securities exchangeable into BAM Class A Shares. It is expected that any BAM Class A Shares or other securities exchangeable into BAM Class A Shares held by Brookfield Wealth Solutions from time to time will be subject to the foregoing voting arrangements.
(b)    As of December 31, 2025, the Brookfield Holders collectively owned Brookfield Business Partners L.P. (“BBU”) limited partnership units (“BBU LP Units”), units exchangeable into BBU LP Units and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Holdings Corporation (formerly known as Brookfield Business Corporation), a subsidiary of BBU (which are exchangeable into BBU LP Units), representing an approximate 68% economic ownership interest in BBU (on a fully exchanged basis). As of December 31, 2025, BN indirectly owned a 100% general partnership interest in BBU and the Brookfield Holders and BBU collectively held an approximate 92% voting interest in Brookfield Business Holdings Corporation. On March 16, 2026, BBU announced that it expects to close the BBUC Arrangement (as defined below) on March 27, 2026, whereby all outstanding BBU LP Units, units exchangeable into BBU LP Units and BBUC exchangeable shares will be exchanged for newly-issued class A subordinate voting shares (“BBUC Class A Shares”) of a new Canadian corporation that will assume the name Brookfield Business Corporation (“BBUC”). Pursuant to the BBUC Arrangement, BN will exchange its shares of the general partner of BBU for newly-issued class B multiple voting shares of BBUC (“BBUC Class B Shares”) (having a 75% voting interest in BBUC). Immediately following completion of the BBUC Arrangement, the Brookfield Holders will collectively own approximately 68% of the BBUC Class A Shares, of which BN will indirectly own approximately 43% of the issued and outstanding BBUC Class A Shares and, through their ownership of BBUC Class A Shares and BN’s indirect ownership of the BBUC Class B Shares, the Brookfield Holders will collectively hold an approximate 92% voting interest in BBUC. BN and Brookfield Wealth Solutions have agreed that all decisions made by Brookfield Wealth Solutions with respect to the voting of the BBU LP Units, BBUC exchangeable shares and, following completion of the BBUC Arrangement, the BBUC Class A Shares, held by Brookfield Wealth Solutions will be made jointly by mutual agreement of the applicable Brookfield Wealth Solutions subsidiary and BN. Brookfield Wealth Solutions may acquire additional BBUC Class A Shares or other securities exchangeable into BBUC Class A Shares. It is expected that any BBUC Class A Shares or other securities exchangeable into BBU LP Units held by Brookfield Wealth Solutions from time to time will be subject to the foregoing voting arrangements.
(c)    The Brookfield Holders collectively own Brookfield Infrastructure Partners L.P. (“BIP”) limited partnership units (“BIP LP Units”), units exchangeable into BIP LP Units and shares exchangeable into either BIP LP Units or class A exchangeable subordinate voting shares (“BIPC exchangeable shares”) of Brookfield Infrastructure Corporation (“BIPC”), a subsidiary of BIP, representing an approximate 27% economic ownership interest in BIP (on a fully exchanged basis). BN indirectly owns a 100% general partnership interest in BIP. In addition to the general partnership units, BN also owns BIP LP Units, units exchangeable into BIP LP Units, and shares exchangeable into either BIP LP Units or BIPC exchangeable shares, representing an approximate 26% economic ownership interest in BIP (on a fully exchanged basis). Brookfield Wealth Solutions owns BIP LP Units representing an approximate 0.5% economic ownership interest in BIP (on a fully exchanged basis). BN and Brookfield Wealth Solutions have agreed that all decisions to be made by Brookfield Wealth Solutions with respect to voting of the BIP LP Units held by Brookfield Wealth Solutions will be made jointly by mutual agreement of the applicable Brookfield Wealth Solutions subsidiary and BN. Brookfield Wealth Solutions may acquire additional BIP LP Units or other securities exchangeable for BIP LP Units. It is expected that any BIP LP Units or other securities exchangeable for BIP LP Units held by Brookfield Wealth Solutions from time to time will be subject to the foregoing voting arrangements.
(d)    The Brookfield Holders, directly and indirectly, hold shares exchangeable into BIPC exchangeable shares representing approximately 10% of the BIPC exchangeable shares, provided however, that exchanges of such shares by BN may not result in BN owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BIPC. In addition, BIP, which itself is controlled by BN, holds all of the issued and outstanding BIPC class B shares, having a 75% voting interest in BIPC.
(e)     The Brookfield Holders collectively own Brookfield Renewable Partners L.P. (“BEP”) limited partner units (“BEP LP Units”), units exchangeable into BEP LP Units and shares exchangeable into either BEP LP Units or class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation (“BEPC”), a subsidiary of BEP, representing an approximate 47% economic ownership interest in BEP (on a fully exchanged basis). BN indirectly owns a 100% general partnership interest in BEP. In addition to the general partnership units, BN also owns BEP LP Units, units exchangeable into BEP LP Units and shares exchangeable into BEP LP Units or BEPC exchangeable shares, representing an approximate 45% economic ownership interest in BEP (on a fully exchanged basis). BN and Brookfield Wealth Solutions have agreed that all decisions made by Brookfield Wealth Solutions with respect to the voting of the BEPC exchangeable shares held by Brookfield Wealth Solutions will be made jointly by mutual agreement of the applicable Brookfield Wealth Solutions subsidiary and BN. Brookfield Wealth Solutions may acquire additional BEP LP Units, BEPC exchangeable shares or other securities exchangeable for BEP LP Units or BEPC exchangeable shares. It is expected that any BEP LP Units, BEPC exchangeable shares or other securities exchangeable for BEP LP Units or BEPC exchangeable shares held by Brookfield Wealth Solutions from time to time will be subject to the foregoing voting arrangements.
(f)    The Brookfield Holders, directly and indirectly, hold BEPC exchangeable shares and shares exchangeable for BEPC exchangeable shares representing, in the aggregate, approximately 25% of the BEPC exchangeable shares, provided, however, that exchanges of such shares by BN may not result in BN owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC. In addition, BEP, which itself is controlled by BN, holds all of the issued and outstanding BEPC class B shares, having a 75% voting interest in BEPC.
(g)     BN indirectly owns a 100% general partnership interest in Brookfield Property Partners L.P. (“BPY”). In addition to the general partnership units, BN also indirectly owns limited partnership units (“BPY LP Units”) and units exchangeable into BPY LP Units of BPY. BN holds an approximate 100% economic ownership interest in BPY (on a fully exchanged, “as-converted” basis).

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DEVELOPMENT OF THE BUSINESS
The following is a summary of recent developments since January 2023 in each of our principal business areas.
2026 Activity – to date
Asset Management
On February 4, 2026, BAM announced the appointment of Connor Teskey as Chief Executive Officer of BAM, with Bruce Flatt continuing in his role as Chair of the Board of BAM, in addition to his role as Chief Executive Officer of BN. On the same day BAM declared a quarterly dividend of $0.5025 per share, representing a 15% increase relative to the prior year, payable on March 31, 2026, to shareholders of record as of the close of business on February 27, 2026.
On March 3, 2026, British Columbia Investment Management Corporation, Norges Bank Investment Management and BAM announced the launch of Northview Energy (“Northview”), a privately held renewable energy company that will acquire and own a diversified portfolio of contracted, operating renewable assets in the U.S. and Canada. Northview will be equally funded and owned by the three investors. Northview will acquire a seed portfolio of assets from leading renewable energy companies currently managed by BAM, including assets from Deriva Energy, Scout Clean Energy and Urban Grid.
On March 3, 2026, BAM announced that it has established a commercial paper program on a private placement basis. Under the program, BAM may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding at any time of $1 billion. The program is expected to further diversify and strengthen BAM’s balance sheet by providing another source of short-term capital. The proceeds from the issuance of any notes will be used for general corporate purposes.
Wealth Solutions
The wealth solutions business has had no material activity in 2026 to date.
Operating Businesses
Renewable Power and Transition
In February 2026, BEP, together with institutional partners, agreed to the sale of a 2.3 gigawatts (“GW”) portfolio of operating utility-scale renewable power projects in the U.S. for expected proceeds of approximately $1.3 billion. The closing of this transaction is subject to customary closing conditions, with closing expected to occur in the first half of 2026.
Infrastructure
The infrastructure business has had no material activity in 2026 to date.
Private Equity
On March 16, 2026, BBU announced the expected closing of its reorganization to simplify its corporate structure by converting BBU and Brookfield Business Holdings Corporation (formerly known as Brookfield Business Corporation) (the “BBUC Arrangement”) into one publicly traded Canadian corporation that assumed the name “Brookfield Business Corporation.” The conversion into a single corporate entity is designed to broaden BBU’s investor base, increase index demand and make it easier to invest in BBU’s shares, which we expect will drive long-term value for shareholders. The transaction was approved by both BBU unitholders and BBUC shareholders on January 13, 2026 and is anticipated to close on March 27, 2026. Following completion of the BBUC Arrangement, BBU and Brookfield Business Holdings Corporation will become subsidiaries of BBUC, will be delisted and will cease to be reporting issuers.
Real Estate
The real estate business has had no material activity in 2026 to date.
Corporate
There has been no material corporate activity in 2026 to date.

Brookfield Corporation - 2025 Annual Information Form    5

2025 Activity
Asset Management
In 2025, our asset management business benefited from strong fundraising across our flagship and complementary funds, with total fundraising of over $110 billion. The fundraising across our flagship series included over $10 billion for the second vintage of our global transition fund and our fifth real estate flagship fund, which held final closes during the year.
We also raised approximately $68 billion of capital this year across more than a dozen credit strategies and under our mandate with Brookfield Wealth Solutions. This includes raising nearly $31.6 billion across our Oaktree franchise, including the final close of our twelfth opportunities credit fund, $6.6 billion across our other partner managers, and $3.3 billion for the fourth vintage of our infrastructure debt fund. In addition, we raised a total of $25.2 billion from Brookfield Wealth Solutions.
Fee-bearing capital represents the total capital managed for which we earn fee revenue. Fee-bearing capital increased by $64 billion, or 12% to $603 billion in 2025; of this, 87% is long-dated or perpetual in nature, providing resiliency and predictability to our revenues. Increases to fee-bearing capital of $91 billion were largely attributable to fundraising during the year. In addition, $25 billion of fee-bearing capital growth was primarily driven by higher market capitalization of our perpetual affiliates (BEP, BIP, and BBU) as a result of higher share prices during the year. These increases were partially offset by redemptions within our liquid and perpetual strategies, annuity-related outflows, and distributions from our long-term private funds.
The increase in fee-bearing capital contributed to fee revenues of $5.5 billion and fee-related earnings of $3 billion for 2025, which increased by 17% and 22%, respectively, compared to 2024. The increase in fee-related earnings was partially offset by higher cash taxes and lower investment income resulting in distributable earnings of $2.7 billion for 2025, or an increase of 14% compared to 2024.
During the year, our asset management business deployed $65.6 billion across the strategies, including $10.9 billion from infrastructure, $6.9 billion from renewable power and transition, $4 billion from private equity, $7.5 billion from real estate and $36.3 billion from credit.
As at December 31, 2025, the asset management business had total uncalled private fund commitments of $134 billion of which approximately $63 billion is committed across the business groups and is currently not earning fees, but will become fee-bearing once the capital is invested. Once invested, we expect these commitments will earn approximately $630 million of additional fee revenues. In 2025, our investment strategies continued to focus on growing strategic partnerships and funds in a number of sectors including private credit, artificial intelligence (“AI”) and clean energy. Some notable examples include:
•On February 10, 2025, BAM announced a €20 billion infrastructure investment program to support the deployment of AI infrastructure in France. Brookfield’s investment will be targeted across data centers and associated infrastructure sectors which are vital for the deployment of AI. Up to €15 billion of data center investment will be led by a Brookfield portfolio company, Data4, one of Europe’s largest data center developers, headquartered in Paris. The investment of a further €5 billion is planned by Brookfield in France across associated AI infrastructure such as data transfer, chip storage and energy generation. The total €20 billion investment is projected to be delivered by 2030.
•On February 11, 2025, Oaktree Capital Management, L.P. announced the final close of Oaktree Opportunities Fund XII (“Opps XII”), with approximately $16 billion of commitments, including co-investment and affiliated vehicles. As of February 11, 2025, Opps XII had more than $7 billion invested or committed for investment in businesses that are diversified across geographies, sectors, and asset classes.
•On March 11, 2025, BAM announced the closing of its inaugural Brookfield Infrastructure Structured Solutions Fund (“BISS”), a middle-market infrastructure fund, achieving its fundraising target with over $1 billion of capital commitments. BISS’s strategy targets sectors in which Brookfield has established operations and significant asset expertise, drawing on the platform’s direct investment capabilities to source transactions and access differentiated opportunities.
•On April 24, 2025, BAM closed an inaugural $750 million offering of 5.795% senior notes due 2035.
•On June 4, 2025, BAM announced up to SEK 95 billion ($10 billion) of investment to support the development of AI infrastructure in Sweden. This investment represents one of Brookfield’s largest AI investments in Europe and extends the partnership with the Swedish government, its public authorities, academia and businesses in the region.
•On September 4, 2025, BAM closed a $750 million offering of 6.077% senior notes due 2055.
•On October 1, 2025, Brookfield announced it raised over $4 billion for the first closing of Brookfield Infrastructure Debt Fund IV reflecting continued significant support from both existing and new investors.
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•On October 7, 2025, Brookfield announced the final institutional close for its flagship energy transition strategy, Brookfield Global Transition Fund II (“BGTF II”), with $20 billion raised in fund commitments and strategic capital from a diverse range of existing and new investors. In addition, BGTF II secured approximately $3.5 billion of co-investment into its portfolio, bringing the total capital raised across the strategy in this vintage to approximately $23.5 billion.
•On October 22, 2025, BAM announced the launch of Brookfield Private Equity Fund (“BPE”), an evergreen semi-liquid fund offering individual investors streamlined, diversified access to Brookfield’s global private equity platform through a single vehicle. BPE provides investors streamlined access to Brookfield’s leading private equity platform through a simplified investment process that includes monthly subscriptions and a low investment minimum.
•On November 18, 2025, BAM closed a $600 million offering of 4.653% senior notes due 2030 and $400 million of 5.298% senior notes due 2036.
•On November 19, 2025, BAM announced the launch of a $100 billion global AI Infrastructure program in partnership with NVIDIA and the Kuwait Investment Authority (“KIA”). BAM will anchor the program with the Brookfield Artificial Intelligence Fund (“BAIIF”), which launched with a target of $10 billion of equity commitments to invest in the backbone of AI. BAIIF has already received $5 billion of capital commitments from a select group of institutional and industry partners, including Brookfield, NVIDIA and KIA. BAIIF, together with additional capital from its co-investors and prudent financing, will acquire up to $100 billion of AI infrastructure assets, deploying investment across every stage of the value chain—from energy and land to data centers and compute.
•On December 9, 2025, BAM and Qai, Qatar’s AI company and a subsidiary of Qatar Investment Authority, announced a strategic partnership to establish a $20 billion joint venture focused on AI infrastructure in Qatar and select international markets. Under the partnership, BAM and Qai will contribute capital and operating expertise to invest in AI infrastructure in Qatar, including the development of fully integrated AI facilities, to support the country’s rapidly expanding digital and AI ecosystem. The partnership will benefit from strategic support from the Government of Qatar to invest in the skills and supply chain needed to support the backbone of AI infrastructure and the adoption of AI throughout Qatar.
Wealth Solutions
On March 11, 2025, Brookfield Wealth Solutions announced that the U.K. Prudential Regulation Authority and U.K. Financial Conduct Authority issued a license to Blumont Annuity Company UK Ltd. (“Blumont UK”), a wholly-owned subsidiary of Brookfield Wealth Solutions, to participate directly in the U. K.’s pension risk transfer market. Blumont UK commenced operations on March 25, 2025.
On June 25, 2025, BN contributed 65,000,000 BAM Class A Shares, representing an approximately $3.3 billion economic interest in BAM, to Brookfield Wealth Solutions in exchange for newly issued class C shares of Brookfield Wealth Solutions and a promissory note that, on December 31, 2025, was converted into additional class C shares of Brookfield Wealth Solutions. On a combined basis with our wealth solutions business, we hold a 73% interest in BAM. As described below under “Business of the Corporation”, we refer to Brookfield Wealth Solutions as a “paired entity” to BN. This paired status allows the shareholders of BN and Brookfield Wealth Solutions to continue to benefit from the economic return of these transferred assets and securities.
On July 31, 2025, Brookfield Wealth Solutions announced the proposed acquisition of the entire issued and to be issued share capital of Just Group plc (“Just Group”) at 220 pence per Just Group share for total consideration of approximately £2.4 billion (the “Just Acquisition”). On September 19, 2025, shareholders of Just Group voted in favor of the Just Acquisition, which is expected to close in the first half of 2026, subject to customary closing conditions including receipt of regulatory approvals.
On September 30, 2025, Brookfield Wealth Solutions announced that it had entered into, through its wholly-owned subsidiary American National Insurance Company (“ANICO”), a flow reinsurance agreement with leading Japanese insurance company Dai-ichi Frontier Life. This agreement marks the first Japan-based reinsurance agreement for Brookfield Wealth Solutions after the establishment of a representative office in Tokyo in early 2025.
On October 9, 2025, Brookfield Wealth Solutions completed a three-for-two stock split of its class A exchangeable limited voting shares (“Brookfield Wealth Solutions Class A Shares”) and class B limited voting shares (“Brookfield Wealth Solutions Class B Shares”). The split was implemented by way of a subdivision of the Brookfield Wealth Solutions Class A Shares. Each shareholder received one-half of a Brookfield Wealth Solutions Class A Share for each Brookfield Wealth Solutions Class A Share held or one-half of a Brookfield Wealth Solutions Class B Share for each Brookfield Wealth Solutions Class B Share held (i.e. one additional share for every two shares held).

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Operating Businesses
Renewable Power and Transition
In 2025, our renewable power and transition business generated FFO of approximately $584 million attributable to BN. FFO was positively impacted by improved results from our hydroelectric portfolio due to stronger hydrology across our Canadian and Colombian fleets, embedded growth from our contracted, inflation-linked cash flows, growth activities, including accretive acquisitions and the delivery of approximately 8 GW of new projects over the past 12 months and contributions from our scaling capital recycling activities, crystallizing value and generating capital to fund growth.
In April 2025, following completion of an initial 53% controlling stake acquisition, a mandatory cash tender offer and squeeze-out procedure, BEP, together with institutional partners, completed the acquisition of 100% of the equity interests in Neoen S.A., a leading global renewable energy developer headquartered in France with 8 GW of operating and in construction renewable power and energy storage assets, as well as a 20 GW development pipeline, for a total acquisition price of approximately $6.7 billion.
In May 2025, BEP, together with institutional partners, acquired a diversified operating and development platform in the U.S. with 3.9 GW of operating and under construction renewable power and storage assets and an over 30 GW development pipeline for approximately $1.4 billion.
In July 2025, BEP signed a Hydro Framework Agreement with Google to deliver up to 3,000 megawatts (“MW”) of hydroelectric capacity in the U.S. by the end of 2032, including the first two contracts for 670 MW of capacity.
In October 2025, BEP completed the acquisition of an incremental 15% ownership in Isagen S.A. E.S.P. for $1 billion.
In October 2025, Brookfield and Cameco Corporation (“Cameco”), our partner in Westinghouse Electrical Company (“Westinghouse”), entered an agreement with the U.S. Government to establish a strategic partnership which is expected to accelerate the scale deployment of Westinghouse’s nuclear reactor technologies in the United States and globally. Under the terms of the agreement, once the U.S. Government makes a final investment decision and enters into definitive agreements to complete the construction of new Westinghouse nuclear reactors in the United States with an aggregate value of at least $80 billion before January 2029, a contingent interest in Westinghouse will vest for the U.S. government whereby it will be entitled to receive 20% of any cash distributions in excess of $17.5 billion made by Westinghouse.
In November 2025, BEP issued 15,050,200 BEP LP Units at a price of $29.90 per BEP LP Unit, for total gross proceeds of approximately $450 million. Concurrently, a subsidiary of BN agreed to purchase 6,967,670 BEP LP units at a price of $29.90 per unit (net of underwriting commissions) for total gross proceeds of approximately $200 million. The total aggregate gross proceeds were approximately $650 million.
In December 2025, BEP, together with institutional partners, sold a 100% interest in a 1.5 GW portfolio of operating distributed generation assets and a 47% interest in a 2.3 GW distributed generation development platform in the U.S. for base proceeds of approximately $1.1 billion.
Infrastructure
In 2025, our infrastructure business generated FFO of $757 million, an increase of $190 million from the prior year, primarily due to inflation indexation on contracts, volume growth in our utilities, midstream and data businesses, and disposition gains from the sale of our Australian container terminal operations, as well as commissioning of capital projects across our businesses. This was partially offset by net disposition activity, increased interest expense related to additional borrowings to finance ongoing investments, the impact of foreign exchange, and higher management fees from the increased market capitalization at BIP.

On July 1, 2025, BIP, through its global intermodal logistics operation, acquired the container portfolio of Global Container International LLC, a container fleet operator of approximately 0.5 million twenty-foot equivalent units, for approximately $1.1 billion which was principally comprised of property, plant and equipment.
On July 31, 2025, BIP completed the acquisition of Colonial Enterprises Inc, the largest refined products pipeline system in the U.S. for total consideration of approximately $900 million for an effective 15% interest.
On September 3, 2025, BIP completed the acquisition of Hotwire Communications, a leading provider of bulk fiber-to-the-home services in key growing markets in the U.S. for total consideration of approximately $800 million for an effective 20% interest.
On September 24, 2025, BIP issued C$700 million aggregate principal amount of medium-term notes, comprised of C$375 million aggregate principal amount of Series 15 notes, due January 6, 2031, which will bear interest at a rate of 3.700% per annum, payable semi-annually, and C$325 million aggregate principal amount of Series 16 notes, due September 24, 2035, which will bear interest at a rate of 4.526% per annum, payable semi-annually. These notes will be fully and unconditionally guaranteed by BIP and certain of our subsidiaries.
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Private Equity
In 2025, our private equity business generated FFO of approximately $500 million. Excluding the impact of realized disposition gains, operating FFO decreased by $366 million compared to the prior year as same-store growth from commercial execution and business optimization initiatives were more than offset by net disposition activity, performance fees incurred in the quarter, and our reduced direct ownership in BBU.
On January 28, 2025, Clarios International Inc. (“Clarios”), our advanced energy storage operation, raised $5 billion of new first lien debt, of which $4.5 billion was used to fund a special distribution to its shareholders. BBU’s share of the special distribution was approximately $1.2 billion, which crystallized an approximate 1.5x multiple of capital on initial equity invested in Clarios, while the Brookfield-led consortium continues to hold a 100% ownership interest in the business. On January 30, 2025, BBU, alongside institutional partners, completed the acquisition of Chemelex, a leading manufacturer of electric heat tracing systems, through a carve-out from a larger industrial company, for total enterprise value of $1.7 billion.
On May 28, 2025, BBU, alongside its institutional partners, completed the acquisition of Antylia Scientific, a manufacturer and distributor of consumables and testing equipment serving diagnostics, environmental and life sciences labs, for a total enterprise value of approximately $1.3 billion.
On October 22, 2025, Brookfield announced the launch of the Brookfield Private Equity Fund (“BPE”). This new evergreen strategy provides qualified investors with streamlined access to Brookfield’s private equity platform through a simplified investment process that includes monthly subscriptions and a low investment minimum. BPE was seeded with approximately $1.5 billion worth of private equity investments from BBU and other Brookfield entities.
On October 22, 2025, BBU, alongside institutional partners, completed the acquisition of First National Financial Corporation (“First National”), a major Canadian non-bank mortgage lender, for total enterprise value of approximately C$3.65 billion. First National, a public company listed on the Toronto Stock Exchange, was taken private at an equity valuation of approximately C$2.9 billion, or C$48 per common share, and BBU and its partners hold an approximate 31% ownership interest in First National.
On December 1, 2025, BBU, alongside institutional partners, announced that it has agreed to acquire Fosber S.p.A., a global leader in the design and production of advanced machinery, parts, and services for the corrugated packaging industry, for a total enterprise value of approximately $950 million.
Real Estate
In the first quarter of 2025, BPY acquired a portfolio of single-family rental homes in the U.S. in an opportunistic real estate fund for approximately $920 million.
In the first quarter of 2025, Brookfield Residential realized $638 million on the sale of interests in five master planned communities.
In the third quarter of 2025, Brookfield Strategic Real Estate Partners (“BSREP”) V and another private fund managed by BAM acquired the European arm of a lifestyle hostels platform with 15 owned and operated properties across 10 countries for approximately $925 million.
In the third quarter of 2025, BSREP III disposed of an Australian senior living business for approximately $2.5 billion, a U.S. triple net lease business for approximately $2.2 billion and an Iberian student housing portfolio for approximately $1.4 billion.
In the fourth quarter of 2025, BPY disposed of 68 manufactured housing communities in the U.S. in BSREP II for approximately $1.4 billion.
In the fourth quarter of 2025, BSREP III disposed of an Indian office portfolio for approximately $1.4 billion and a Korean logistics property for approximately $713 million.
Corporate
On February 4, 2025, BN completed a corporate restructuring with BAM whereby BN transferred its 73% interest in Brookfield Asset Management ULC (the “Asset Management Company”) to BAM in exchange for newly issued BAM Class A Shares, on a one-for-one basis (the “2025 Arrangement”). Immediately after giving effect to the 2025 Arrangement, BAM owned 100% of the Asset Management Company, and BN owned approximately 73% of the BAM Class A Shares.
On March 3, 2025, BN closed a $500 million offering of 5.813% notes due 2055 issued at par.
On May 23, 2025, BN announced the TSX approval of a normal course issuer bid (“NCIB”) to purchase up to 143 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the
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NYSE, TSX and/or alternative trading systems. Under the bid, which commenced on May 27, 2025 and is set to expire on May 26, 2026, BN has, as of March 10, 2026, purchased 9,294,073 Class A Shares at an average price of $43.07.
On August 20, 2025, BN closed a $650 million offering of 5.33% notes due 2036 issued at par.
On August 20, 2025, BN announced the TSX approval of an NCIB to purchase up to 10% of the public float of each series of BN’s outstanding Class A Preference Shares that are listed on the TSX, through open market purchases on the TSX. Under the bid, which commenced on August 22, 2025 and is set to expire on August 21, 2026, BN has not purchased any Class A Preference Shares as of March 10, 2026.
On October 9, 2025, BN completed its three-for-two stock split of its Class A Shares and Class B Shares. The split was implemented by way of stock dividend whereby shareholders received one-half of a BN Class A Share for each Class A Share and Class B Share held (i.e. one additional share for every two shares held).
On October 13, 2025, BN, BAM, and Oaktree announced that they have agreed on a proposed transaction whereby BN and BAM, collectively, will acquire the approximately 26% interest in Oaktree that it does not already own, representing 100% of Oaktree, upon completion of the acquisition. Under the proposed terms of the transaction, BAM and BN will acquire all of the remaining common equity interests in the Oaktree business for total consideration of approximately $3 billion of which BN’s investment will be $1.4 billion and BAM’s investment will be $1.6 billion. The proposed transaction is expected to close in the first half of 2026, subject to regulatory approvals and customary closing conditions, and is expected to be accretive to both BAM and BN.
On December 11, 2025, BN closed a C$350 million offering of 4.388% notes due 2033 issued at a price equal to 99.985% of their face value and a C$650 million offering of 5.399% notes due 2055 issued at par.
On December 22, 2025, BN redeemed C$850 million of notes due January 28, 2026.
2024 Activity
Asset Management
In 2024, our asset management business benefited from strong fundraising across our flagship and complementary fund offerings, with total fundraising of over $135 billion. The successful fundraising across our flagship series included the second vintage of our global transition fund of $4.6 billion, our fifth real estate flagship fund of $2.9 billion, and the twelfth vintage of our opportunistic credit fund of $5.2 billion. We held our final closings for our second global transition flagship fund and fifth real estate flagship fund series in 2025.
We also raised approximately $103 billion of capital in 2024 across more than a dozen credit strategies and under our mandate with Brookfield Wealth Solutions. This included raising nearly $29 billion across our Oaktree franchise, including our aforementioned twelfth opportunities credit fund, $1.7 billion in the fourth vintage of our infrastructure debt fund, and $2.5 billion across our other partner managers. In addition, we raised a total of $67 billion from Brookfield Wealth Solutions including a $49 billion mandate following the May 2, 2024 acquisition of American Equity Investment Life Holding Company (“AEL”) and $17 billion from retail annuity sales, pension risk transfer inflows, and other reinsurance products.
Our fee-bearing capital represents the total capital managed by our asset management business for which we earn fee revenue. Fee-bearing capital of our asset management business increased by $82 billion, or 18%, to $539 billion in 2024; of this, 87% was long-dated or perpetual in nature, providing resiliency and predictability to our revenues. Increases to fee-bearing capital of $129 billion in 2024 were largely attributable to fundraising during the year and the aforementioned AEL mandate. These increases were partially offset by redemptions within our liquid and perpetual strategies and annuity-related outflows.
The increase in fee-bearing capital contributed to fee revenues of $4.7 billion and fee-related earnings of $2.5 billion for 2024, which increased by 7% and 10%, respectively, compared to 2023. The increase in fee-related earnings was partially offset by higher cash taxes resulting in DE of $2.4 billion for 2024, or an increase of 5% compared to 2023.
During the year, our asset management business deployed $47.6 billion across the business groups, including $5.6 billion from renewable power and transition, $3.8 billion from infrastructure, $5.9 billion from private equity, $6.1 billion from real estate and $26.2 billion from credit.
As at December 31, 2024, the asset management business had total uncalled private fund commitments of $115 billion of which approximately $53 billion is committed across the business groups and is currently not earning fees, but will become fee-bearing once the capital is invested. Once invested, we expect these commitments will earn approximately $530 million of additional fee revenues.
In 2024, our investment strategies continued to focus on growing fundraising channels, direct credit lending, infrastructure, and transition and renewables. Some notable examples include:
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•In February 2024, BAM announced that it raised $10 billion (inclusive of fund commitments and strategic capital from the investor base of our asset management business) in the first closing of the second vintage of Brookfield Global Transition Fund (“BGTF II”), our private fund dedicated to facilitating the global transition to a net-zero carbon economy. Total fundraising for the strategy this year was $5.2 billion.
•On May 2, 2024, Brookfield Wealth Solutions completed the acquisition of the remaining outstanding common stock of AEL that it did not already own. The acquisition by Brookfield Wealth Solutions from BN of the BAM Class A Shares required to satisfy the stock consideration pursuant to the AEL acquisition resulted in an increase to BAM’s ownership in the Asset Management Company (after giving effect to the 2025 Arrangement, the non-controlling interest in BAM) from approximately 25% to approximately 27%. The AEL acquisition also resulted in the raising of $49 billion of fee-bearing capital to be managed by the asset management business.
•On September 17, 2024, we acquired a 51% stake in Castlelake L.P.’s (“Castlelake”) fee-related earnings, a 7.5% stake in Castlelake’s carried interest, 20% of returns from GP commitments, and 51% of GP commitments for in-market and future Castlelake funds for total cash consideration of approximately $489 million. In addition, Brookfield Wealth Solutions committed to invest approximately $1 billion in Castlelake’s investment strategies and funds.
•We launched our Catalytic Transition Fund with an initial close on September 23, 2024, of which $2.4 billion was raised in the year. This new capital is inclusive of the $1 billion anchor investment from ALTÉRRA, the world’s largest private climate investment fund.
•On September 26, 2024, we completed our acquisition of Pinegrove Ventures (previously SVB Capital), the investment platform business of SVB Financial Group through Pinegrove Venture Partners (“Pinegrove”). Pinegrove is our venture investment platform formed and owned in partnership with Sequoia Heritage, focused on providing secondary solutions within the growth and technology sector. Pinegrove manages approximately $10 billion in assets.
Wealth Solutions
In 2024, our wealth solutions business generated distributable operating earnings (“DOE”) of $1.4 billion. DOE increased from the prior year, driven by strong investment performance over the year and growth in assets. During the year, total insurance assets increased to over $120 billion.
On May 2, 2024, Brookfield Wealth Solutions acquired all of the outstanding common shares of AEL that it did not already own (the “AEL Acquisition”) pursuant to the terms of the definitive merger agreement that the company entered into with AEL (the “AEL Merger Agreement”). Immediately following closing of the AEL Acquisition, American National Group LLC merged with and into AEL, with the surviving entity renamed to American National Group Inc (“ANGI”). and continuing its existence as a Delaware corporation. AEL is a leading provider of fixed rate and fixed index annuity products with over 50,000 independent agents and advisors affiliated with independent market organizations, banks and broker-dealers. AEL is headquartered in Des Moines, Iowa and is licensed to sell in 50 U.S. states and the District of Columbia.
On August 29, 2024, Brookfield Wealth Solutions re-designated all of its class A-1 exchangeable shares (“Brookfield Wealth Solutions Class A-1 Shares”) into Brookfield Wealth Solutions Class A Shares pursuant to bye-law amendments approved by shareholders at the 2024 annual general and special meeting of shareholders of Brookfield Wealth Solutions. As a result of the re-designation, there are no Brookfield Wealth Solutions Class A-1 Shares currently in issue.
On September 4, 2024, “Brookfield Reinsurance Ltd.” changed its name to “Brookfield Wealth Solutions Ltd.” to better reflect the nature of its business and relationship with BN. The Brookfield Wealth Solutions Class A Shares began trading on the NYSE and TSX under the new ticker symbol “BNT” at market open on September 6, 2024.
On December 16, 2024, ANICO, a wholly owned subsidiary of ANGI, closed a reinsurance transaction with Just Group, pursuant to which ANICO agreed to reinsure approximately £1.0 billion (or $1.3 billion) of pension liabilities assumed by Just through a bulk annuity transaction with a U.K. pension scheme.
In the fourth quarter of 2024, Brookfield Wealth Solutions acquired a $1 billion economic interest in BBU from BN in exchange for $1 billion in newly-issued class C shares of Brookfield Wealth Solutions. On a combined basis with our wealth solutions business, we hold a 66% interest in BBU.

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Operating Businesses
Renewable Power and Transition
In 2024, our renewable power and transition business generated FFO of approximately $470 million attributable to BN. FFO was positively impacted by commissioning of development assets reaching commercial operation, higher realized prices across most market segments on a same store constant currency basis due to inflation indexation on our contracted generation, and net acquisition activity.
In May 2024, BEP signed a renewable energy framework agreement with Microsoft Corporation, where BEP expects to deliver them 10,500 MW of new renewable energy capacity in the U.S. and Europe between 2026 and 2030. The agreement includes the potential to increase its scope to deliver additional renewable energy capacity within the U.S. and Europe, and beyond to Asia-Pacific, India, and Latin America.
In December 2024, BEP, together with institutional partners, entered into a strategic partnership with a leading eFuels manufacturer, to invest up to $1.1 billion, consisting of a $200 million upfront structured equity investment, including the construction of a production facility in West Texas, and an exclusive right to invest up to $850 million in future projects that meet certain investment criteria.
In December 2024, BEP, together with institutional partners, acquired a 12.45% interest in a portfolio of four operational offshore wind farms located in the U.K., with approximately 3.5 GW of operating capacity, for an enterprise value of approximately $2.2 billion (approximately $565 million net to BEP).
In December 2024, BEP, together with institutional partners, completed the sale of a renewable platform with 682 MW of wind assets, 63 MW of solar assets and a 1.6 GW development pipeline in Portugal and Spain, for proceeds of approximately $741 million (approximately $430 million net to BEP).
On December 24, 2024, BEP, Brookfield Renewable Holdings Corporation (formerly, Brookfield Renewable Corporation) (“BRHC”) and BEPC completed a reorganization through a court approved plan of arrangement (the “BEPC Arrangement”) pursuant to which (i) holders of class A exchangeable subordinate voting shares of BRHC, other than BN, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BRHC on a one-for-one basis; (ii) BN transferred their class A exchangeable subordinate voting shares of BRHC to BEPC for class A.2 exchangeable shares of BRHC on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BRHC were delisted; and (iv) the BEPC exchangeable shares were listed on the NYSE and the TSX under the symbol “BEPC”. Holders of BEP LP Units were not affected by the BEPC Arrangement.
Infrastructure
In 2024, our infrastructure business generated FFO of $566 million. Excluding the impact of realized disposition gains, operating FFO increased by $27 million primarily due to organic growth across our businesses from inflation indexation, commissioning of capital projects, rate base increases, and net acquisition activity, partially offset by increased interest expense related to additional borrowings to finance ongoing capital projects, as well as the impact of foreign exchange.
On January 12, 2024, BIP, through its U.S. colocation data center operation, acquired a portfolio of data centers out of bankruptcy from Cyxtera Technologies, Inc. The purchase price was fully funded through debt, and did not require any new equity capital.
On February 22, 2024, BIP repaid all medium-term notes maturing February 22, 2024 for $531 million.
On December 24, 2024, BIP, Brookfield Infrastructure Holdings Corporation (formerly, Brookfield Infrastructure Corporation) (“BIHC”) and BIPC completed a reorganization through a court approved plan of arrangement (the “BIPC Arrangement”) pursuant to which (i) holders of class A exchangeable subordinate voting shares of BIPC (now BIHC), other than BN, received BIPC exchangeable shares that provided the same economic benefits and governance of investing in BIPC prior to the BIPC Arrangement; (ii) BN transferred its class A exchangeable subordinate voting shares of BIHC to BIPC for class A.2 exchangeable shares of BIHC on a one-for-one basis, which are exchangeable for BIP LP Units or BIPC exchangeable shares, provided however, that exchanges of such shares by BN may not result in BN owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BIPC; (iii) the class A exchangeable subordinate voting shares of BIHC were delisted; and (iv) the BIPC exchangeable shares were listed on the NYSE and the TSX under the symbol “BIPC”. Holders of BIP LP Units were not affected by the BIPC Arrangement.
Private Equity
In 2024, our private equity business generated FFO of approximately $1 billion. Excluding the impact of realized disposition gains, operating FFO increased by $198 million primarily due to same-store growth from commercial execution, business optimization initiatives, and the recognition of tax benefits at our advanced energy storage operation in industrials, as well as decreased interest
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expense, partially offset by net disposition activity and our reduced direct ownership in BBU. Realized disposition gains were $199 million in the current year compared to $1.3 billion in the prior year, which benefitted from the sale of our nuclear technology services operation.
On September 17, 2024, BBU alongside institutional partners completed the acquisition of payments provider Network International Holdings PLC (“Network”), formerly a public company listed on the London Stock Exchange, for approximately $2.7 billion in cash. Following closing, Network was merged with Magnati Sole Proprietorship LLC, a payment processing services operation owned by BBU alongside institutional partners.
Real Estate
In 2024, our real estate business generated net operating income of $3.4 billion. Our real estate business continues to benefit from strong demand amongst tenants for premium properties, supported by leasing momentum as occupancy remains high at 96% in our core portfolio. During the year, we signed close to 27 million square feet of office and retail leases.
In 2024, BPY sold partial interests in eight office assets in the U.S. and Canada, six retail assets in the U.S. and one multifamily asset in the U.S. for net proceeds of approximately $1.8 billion.
In the fourth quarter of 2024, BPY acquired a portfolio of logistics assets across Europe in an opportunistic real estate fund for approximately $791 million. BPY also agreed to acquire a portfolio of ten multifamily assets in the U.S. in an opportunistic real estate fund for approximately $920 million. BPY acquired a portfolio of 14 student housing assets in the U.S. in an opportunistic real estate fund for approximately $874 million. BPY also combined its interest in JCPenney with SPARC Group to create Catalyst Brands which holds a portfolio of six retail banners including Aeropostale, Brooks Brothers, Eddie Bauer, JCPenney, Lucky Brand and Nautica.
In the second half of 2024, BN disposed of a portfolio of retail park assets across the U.K. from an opportunistic real estate fund for approximately $791 million.
In the third quarter of 2024, BPY acquired a portfolio of 129 logistics assets in the U.S. in an opportunistic real estate fund for approximately $1.3 billion. In addition, BPY completed the sale of a portfolio of 28 manufactured housing communities in the U.S. in opportunistic real estate fund for approximately $559 million.
In the second quarter of 2024, BPY acquired a portfolio of 23 multifamily assets in the U.S. in an opportunistic real estate fund for $1.6 billion.
In the first quarter of 2024, BPY acquired 75 multifamily assets out of foreclosure in the U.S. in an opportunistic real estate fund for $629 million.
Corporate
On March 4, 2024, BN closed a $750 million offering of 5.968% notes due 2054 issued at par.
On May 23, 2024, BN announced the TSX approval of an NCIB to purchase up to 143 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on May 27, 2024 and expired on May 26, 2025, BN purchased 22,200,979 Class A Shares at an average price of $51.20.
On June 21, 2024, BN closed a $450 million offering of 5.675% notes due 2035 issued at par, and the re-opening of $200 million of 5.968% notes due 2054 issued at a price equal to 101.435% of their face value for an effective yield of 5.864%.
On August 20, 2024, BN announced the TSX approval of an NCIB to purchase up to 10% of the public float of each series of BN's outstanding Class A Preference Shares that are listed on the TSX, through open market purchases on the TSX. Under the bid, which commenced on August 22, 2024 and expired on August 21, 2025, BN did not purchase any Class A Preference Shares.
On December 17, 2024, BN closed a $700 million offering of subordinated notes due 2055 issued at par, bearing interest at 6.300% until 2035, and thereafter resetting every five years at the five-year U.S. treasury rate, plus a spread of 2.076%.
2023 Activity
Asset Management
In 2023, our asset management business benefited from strong fundraising across our flagship and complementary fund offerings, with total capital raised of $83 billion. The successful fundraising across our various flagship series included the final close of our fifth infrastructure flagship fund and our sixth private equity flagship fund, bringing the total capital raised in these strategies to $30 billion and $12 billion, respectively. We also had closes for the latest vintage of our opportunistic credit fund and our inaugural
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strategic lending partners fund, bringing the total amount raised to $8 billion and $4 billion at year-end, respectively, for these products. We completed the first close of the fifth vintage of our flagship opportunistic real estate fund strategy during the first quarter of 2024, bringing the strategy size to over $8 billion. These raises were supplemented by significant fundraising across our growing suite of complementary strategies, with the final close of the third vintage of our infrastructure debt fund, bringing the total for the fund to over $6 billion, which makes this fund the world’s largest private infrastructure debt fund. Our fee-bearing capital represents the total capital managed by our asset management business for which we earn revenue. Fee-bearing capital of our asset management business increased by 9% to $457 billion in 2023; of this, 86% was long-dated or perpetual in nature. Inflows to fee-bearing capital of $73 billion were largely driven by flagship fundraising activities, funds raised within credit and other funds, including our insurance solutions business, and capital raised and deployed across other strategies. Fee-bearing capital also benefitted from capital raised through issuances in our public vehicles and higher market valuations across our credit, liquid and other perpetual strategies. These increases were partially offset by outflows within our liquid and credit strategies, and $16 billion of capital returned to clients.
The increase in fee-bearing capital resulted in fee revenues of $4.4 billion and fee-related earnings of $2.2 billion for 2023, or an increase of 8% and 6%, respectively, compared to 2022. The increase in fee-related earnings and higher interest income on the deposit our asset management business has with BN was partially offset by higher cash taxes resulting in DE of $2.2 billion for the year ended December 31, 2023, or an increase of 7% compared to 2022.
During the year, our asset management business had gross monetizations of approximately $30 billion and deployed $58 billion across the business groups, including $5.7 billion from renewable power and transition, $19.4 billion from infrastructure, $3.4 billion from private equity, $7.7 billion from real estate and $22.1 billion from credit and other.
As at December 31, 2023, the asset management business had total uncalled private fund commitments of $107 billion.
In 2023, our investment strategies continued to focus on infrastructure, growing out the backbone of the global economy, transition and renewables, benefiting from the global imperative to decarbonize; and direct lending. Some notable examples included:
•In February 2023, our asset management business launched Brookfield Infrastructure Income Fund (“BII”), an innovative open-ended, semi-liquid infrastructure product offering private wealth investors access to Brookfield’s infrastructure platform. As of December 2024, more than $4 billion has been raised since inception of BII from our distribution partners worldwide;
•On September 11, 2023, BAM and Société Générale announced a strategic partnership to originate, manage and distribute high-quality private credit investments; and
•On December 1, 2023, BAM and ALTÉRRA announced the creation of a multi-billion dollar Catalytic Transition Fund. ALTÉRRA Transformation has committed up to $1 billion to this fund, alongside ALTÉRRA Acceleration’s $2 billion commitment to BGTF II.
Wealth Solutions
On February 8, 2023, Brookfield Wealth Solutions entered into a definitive merger agreement with Argo Group International Holdings, Inc. (“Argo”), whereby Brookfield Wealth Solutions agreed to acquire Argo in an all-cash transaction valued at approximately $1.1 billion (the “Argo Acquisition”). As part of the definitive merger agreement, each issued and outstanding Argo common share was converted into the right to receive $30 in cash at closing of the merger, funded by existing cash on hand and liquidity available to Brookfield Wealth Solutions. The Argo Acquisition closed on November 16, 2023. Argo is a U.S. focused underwriter of specialty insurance products in the property and casualty market. Argo offers a full line of products and services designed to meet the unique coverage and claims-handling needs of businesses.
On July 4, 2023, Brookfield Wealth Solutions entered into the AEL Merger Agreement whereby Brookfield Wealth Solutions agreed to acquire all of the outstanding shares of AEL it did not already own, for a consideration of $56.50 per AEL share, consisting of $38.85 in cash and 0.49707 of a BAM class A limited voting share. The AEL Acquisition subsequently closed on May 2, 2024.
On August 15, 2023, Brookfield Wealth Solutions acquired an economic interest in $2.1 billion of real estate and other assets from BN in exchange for BN receiving 60.7 million class C shares of Brookfield Wealth Solutions. In September and November 2023, subsidiaries of Brookfield Wealth Solutions acquired 3.4 million BEPC exchangeable shares and 6.6 million BEPC exchangeable shares, respectively, from a subsidiary of BN at fair market value for total cash consideration of $250 million. In September 2023, subsidiaries of Brookfield Wealth Solutions acquired 3.3 million BIP LP Units from a subsidiary of BN at fair market value for total cash consideration of $100 million.
On November 16, 2023, Brookfield Wealth Solutions closed its exchange offer (the “Offer”) through which holders of the Class A Shares were given the opportunity to voluntarily exchange their Class A Shares for newly-issued Brookfield Wealth Solutions Class
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A-1 Shares on a one-for-one basis. Under the Offer, Brookfield Wealth Solutions took up 32,934,574 Class A Shares and issued 32,934,574 Brookfield Wealth Solutions Class A-1 Shares in exchange, without causing any dilution to the shareholders of BN or Brookfield Wealth Solutions.
Operating Businesses
Renewable Power and Transition
In 2023, our renewable power and transition segment generated FFO of approximately $418 million attributable to BN. FFO was positively impacted by contributions from growth, including nearly 5,000 MW of new development assets reaching commercial operation, higher realized prices across most markets on the back of inflation escalation and commercial initiatives, as well as favorable hydroelectric generation in the U.S. and Brazil and strong asset availability across our global fleet.
In March 2023, a BEP subsidiary issued C$400 million of green Series 16 medium-term notes at a fixed rate of 5.292%. The Series 16 medium-term notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
In March 2023, BEP, together with institutional partners, committed to invest up to $1 billion in a leading renewable development platform in India with 4,000 MW of operating assets and a 7,400 MW development pipeline, through a structured U.S. dollar financing solution in the form of convertible securities. BEP, together with institutional partners, made an investment of $400 million to finance the company’s renewables development pipeline, as well as investing in solar panel and green ammonia production.
In June 2023, BEP issued 8,200,000 BEP LP Units at a price of $30.35 per unit, and BEPC issued 7,430,000 BEPC exchangeable shares at a price of $33.80 per share for aggregate gross proceeds of approximately $500 million. Concurrently, a subsidiary of Brookfield Wealth Solutions agreed to purchase 5,148,270 BEP LP Units at a price of $30.35 per unit (net of underwriting commissions) for total gross proceeds of approximately $150 million.
In September 2023, BEP, together with its institutional partners, committed to invest up to $845 million into a joint venture with a leading Indian renewable energy company to create a development platform in India consisting of 1.2 GW of late-stage wind-solar hybrid projects, 1.4 GW mid-stage wind-solar hybrid energy parks, and 3.5 GW early-stage renewable energy projects.
In September 2023 and November 2023, a subsidiary of BN transferred 3.4 million BEPC exchangeable shares and 6.6 million BEPC exchangeable shares, respectively, to subsidiaries of Brookfield Wealth Solutions at fair market value for total cash consideration of $250 million.
In October 2023, BEP, together with institutional partners, acquired the remaining 50% of X-Elio Energy S.L. (“X-Elio”) for total consideration of $893 million. X-Elio’s diversified portfolio includes 1,200 MW of operating and under construction assets, 1,500 MW of late-stage development projects and a 12,000 MW development pipeline.
In October 2023, BEP, together with institutional partners, acquired a fully integrated developer and operator of renewable power assets in the U.S. with 5,900 MW of operating and under construction assets, and a 6,100 MW development pipeline for $1.1 billion.
In November 2023, BEP, together with institutional partners, and in partnership with Cameco, completed the previously announced acquisition of Westinghouse, one of the world’s largest nuclear services businesses, from BBU and its institutional partners, for approximately $4 billion. BEP, together with institutional partners, own an aggregate 51% interest with Cameco owning 49%.
In December 2023, BEP, together with its institutional partners, acquired a leading independent U.K. renewables developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects, for $625 million.
Infrastructure
In 2023, our infrastructure segment generated FFO of $653 million. The increase in FFO compared to the prior year was primarily driven by inflation indexation, volume growth across the majority of our critical infrastructure networks, the commissioning of capital projects, and net acquisition activity, partially offset by increased interest expense due to additional borrowings.
On January 4, 2023, BIP completed the acquisition of HomeServe PLC (“HomeServe”), a residential infrastructure business operating in North America and Europe, for total consideration of approximately $1.2 billion. The partnership has an effective 26% and 25% interest in HomeServe’s North American and European businesses, respectively.
On February 1, 2023, BIP acquired an effective 6% interest in a German telecommunications business, for total consideration of approximately $700 million.
On June 15, 2023, a subsidiary of BIP sold a portion of its interest in a U.S. gas pipeline for net proceeds of approximately $420 million, decreasing its ownership from approximately 38% to 25%.
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On July 27, 2023, a subsidiary of BIP issued C$700 million aggregate principal amount of medium-term notes in two tranches. The notes are fully and unconditionally guaranteed by BIP and certain of its subsidiaries. C$500 million aggregate principal amount of medium-term notes mature on July 27, 2030 and have a coupon rate of 5.710% per annum. The remaining C$200 million aggregate principal amount of medium-term notes mature on July 27, 2053 with a coupon rate of 5.950% per annum.
On August 1, 2023, BIP acquired Data4, a European hyperscale data center platform, for consideration of approximately $600 million. BIP has an effective 19% interest in Data4.
On August 31, 2023, BIP sold its 7.9% interest in AusNet Services Ltd., an Australian regulated utility operation, to institutional partners and clients of our asset management business for net proceeds of $435 million.
On September 28, 2023, BIP, through its subsidiary Brookfield Infrastructure Corporation (now BIHC), completed the acquisition of Triton International Limited (“Triton”), a global intermodal logistics operation, for consideration of $1.2 billion. In connection with the Triton acquisition, consideration paid included the issuance of $751 million of BIPC exchangeable shares and $55 million of pre-existing interest in the business. BIP has an effective 28% interest in Triton.
On September 29, 2023, a subsidiary of BN exercised its redemption right in respect of 3.3 million exchangeable units of BIP and was issued 3.3 million BIP LP Units; these BIP LP Units were subsequently transferred to subsidiaries of Brookfield Wealth Solutions at fair market value for total cash consideration of $100 million.
On October 3, 2023, BIP acquired an approximate 15% interest in a North American hyperscale data center platform, for total consideration of approximately $400 million.
Private Equity
In 2023, our private equity segment generated FFO of approximately $1.9 billion, representing an increase of approximately $1.0 billion from the prior year, with results in the current year including a disposition gain of $1.1 billion earned on the sale of Westinghouse, our nuclear technology services operation. Excluding the disposition gain recorded in the current year, FFO decreased by approximately $200 million primarily due to the impact of increased interest expense incurred from higher rates on floating rate debt and incremental borrowings due to acquisitions.
On November 7, 2023, BBU alongside institutional partners completed the sale of Westinghouse to a strategic consortium led by Cameco and BEP for proceeds of approximately $4 billion.
Real Estate
In the first quarter of 2023, BPY issued medium term notes for C$500 million at 7.125% per annum, with a term of five years via private placement. In addition, BPY acquired a portfolio of logistics assets in South Korea through an opportunistic real estate fund for $532 million.
In the second quarter of 2023, BPY sold partial interests in three office assets in the U.S. and three office assets in Canada for net proceeds of approximately $610 million.
Corporate
On May 23, 2023, BN announced the TSX approval of an NCIB to purchase up to 142.0 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on May 25, 2023 and expired on May 24, 2024, BN purchased 27,869,934 Class A Shares at an average price of $37.24.
On June 14, 2023, BN closed a $550 million offering of 6.087% notes due 2033 issued at par.
On July 14, 2023, BN redeemed $550 million of notes due on April 1, 2024.
On August 18, 2023, BN announced the TSX approval of an NCIB to purchase up to 10% of the public float of each series of BN's outstanding Class A Preference Shares that are listed on the TSX, through open market purchases on the TSX. Under the bid, which commenced on August 22, 2023 and expired on August 21, 2024, BN did not purchase any Class A Preference Shares.
On December 4, 2023, BN closed a $700 million offering of 6.350% notes due 2034 issued at par.
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BUSINESS OF THE CORPORATION
Our Business
We are a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses—asset management business, wealth solutions and our operating businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. Over the long term, we are focused on delivering 15%+ annualized returns to shareholders.
With a 100+ year heritage as an owner and operator of real assets, we have a proven track record of deploying capital to build market leading businesses that generate attractive long-term total returns. The cash flows generated from our businesses are generally underpinned by stable, inflation-linked, largely contracted, and growing revenue streams with high cash margins. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. We leverage our global presence, the synergies of our businesses and large-scale, flexible capital to achieve strong returns across market cycles.
As a proven value investor, we remain focused on allocating the distributions we receive from our businesses to enhance value for our shareholders. We will continue to deploy the substantial free cash flows we receive towards supporting the growth of our three businesses, new strategic opportunities, and share buybacks. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities.
Our scale, stability, and diversification create a differentiated business model, positioning us well as a partner of choice for the global buildout of infrastructure, the transition to a sustainable energy future, and take-private opportunities. We expect the flexibility of our capital and reputation as a good partner to create a significant proprietary pipeline of opportunities.
Sound sustainability principles are integral to building resilient businesses and creating long term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.

✓ Investment Focus
We invest in a global and diverse portfolio of high-quality assets and businesses that are predominantly long-term or perpetual in nature and have the following attributes:
•stable, largely contracted or inflation-linked, and growing revenues;
•ability to drive outsized financial returns through operational excellence;
•highly cash-generative;
•high barriers to entry with a market leading position; and
•offer continuous deployment opportunities.
✓    Focused Investment Strategies
    We invest where we can bring our competitive advantages to bear, leveraging our global presence, deep operating expertise, and large-scale, flexible capital to achieve strong returns across market cycles.
✓    Proven Capital Allocator
    We are a value investor with a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our deep investment and operational expertise.
✓    Disciplined Financing Approach
    We take a conservative approach to the use of leverage, ensuring that we can preserve capital across business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 6% of the total leverage reported in our consolidated financial statements has recourse to BN.
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✓    Sustainability
    We are committed to ensuring that the businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.
We calculate the value of BN as the capital we have in our three core businesses—asset management, wealth solutions, and operating businesses. Our financial returns are represented by capital appreciation and distributions from our businesses. The primary performance measure that we use to evaluate the performance of our business is DE.
Principal Business Activities
Our operations are organized into our asset management business, our wealth solutions business, our four operating businesses and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes.
For our asset management and wealth solutions segments, we primarily measure operating performance using DE. To further assess operating performance for our asset management segment, we also report unrealized carried interest which represents carried interest generated on unrealized changes in the fair value of our private funds, net of realized carried interest. Net operating income (“NOI”) is the key performance metric for our real estate segment, and FFO is used for our other operating segments. We also monitor the amount of capital invested by BN in each segment using common equity. Common equity relates to invested capital allocated to a particular business segment, which we use interchangeably with segment common equity.
Our operating segments are global in scope and are as follows:
i.The Asset Management business includes managing long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. The asset management business also includes our direct investments into and alongside private funds managed by BAM.
ii.The Wealth Solutions business includes our equity accounted interest in Brookfield Wealth Solutions, an investment-led insurance organization focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions.
Operating Businesses
iii.The Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, utility-scale solar power generating assets, distributed energy and sustainable solutions.
iv.The Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, and data assets.
v.The Private Equity business includes a broad range of industries, and is mostly focused on ownership and operations in the business services and industrials sectors.
vi.The Real Estate business includes the ownership, operation and development of super core, core plus, value add, opportunistic, and North American Residential assets.
vii.Corporate Activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are allocated to each operating segment based on an internal pricing framework.
In assessing operating performance and capital allocation, we separately identify the portion of DE, NOI, or FFO and common equity that relate to each segment, where applicable. We believe that identifying the key operating metrics attributable to each segment enables investors to understand how the results of these entities are integrated into our financial results and is helpful in analyzing variances between reporting periods. Additional information with respect to BAM and our perpetual affiliates (BEP, BIP, BBU) is available in their public filings. We also separately identify the components of realized carried interest, net, and realized disposition gains included within the DE and FFO of each segment in order to facilitate analysis of variances between reporting periods.
Asset Management
Business Overview
Our asset management business is a leading global alternative asset manager, with over $1 trillion of assets under management as at
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December 31, 2025 across infrastructure, renewable power and transition, private equity, real estate, and credit.
In February 2025, the Corporation exchanged its interest in the Asset Management Company for an interest in BAM on a one-for-one basis. Following this transaction and as at December 31, 2025, our capital in this business is held via our 73% ownership interest in BAM, which in turn holds 100% of our asset management business.
The business invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. The business draws on our heritage as an owner and operator to invest for value and generate strong returns for clients, across economic cycles. Our clients include some of the world’s largest and most sophisticated institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors.
We have a team of over 5,800 investment, asset management professionals and employees, which includes Oaktree employees that will become Brookfield employees following the completion of the Oaktree acquisition and approximately 1,500 fully-dedicated Brookfield operating employees, that are integral to the business, including individuals focused on our core investment strategies and those undertaking various corporate activities. Globally, we are supported by approximately 250,000 operating employees located in over 50 countries on five continents, providing Brookfield with deep investment and operating expertise across several sectors and industries, global reach and unique access to proprietary investment opportunities.
We put our own capital to work alongside our investors’ in virtually every transaction, aligning interests and leveraging our global presence, the synergies of our business and large-scale, flexible capital to achieve strong returns across market cycles.
We offer our clients a large and growing number of investment products to assist them in achieving their financial goals, providing a diverse set of long-term and perpetual private funds and dedicated public vehicles across each of the asset classes in which we invest and spanning various investment strategies.
As the asset manager of these investment products, our asset management business earns base management fees in addition to incentive distributions, performance fees, or carried interest depending on the product offering.
Our asset management business focuses on raising capital by establishing new investment products for our clients, identifying and acquiring high-quality assets, delivering strong underlying investment performance and executing timely monetizations or refinancings. If we execute in these areas, this should equate to growth in fee-bearing and carry eligible capital and in turn higher fee revenues, fee-related earnings and realized carried interest over time.
We also include the discretionary capital that we invest directly into and alongside private funds managed by BAM and other investments within the results of our asset management business. These investments include flagship real estate private funds that are managed by BAM with long-term track records of earning strong returns, as well as capital invested in other real estate, private equity, opportunistic and other credit funds managed by BAM, and other investments.
Operations
Long-term Private Funds – $285 billion fee-bearing capital
Our asset management business manages and earns fees on a diverse range of renewable power and transition, infrastructure, private equity, real estate and credit funds. These funds have a long duration, are closed-end and include opportunistic, value-add, core and core plus investment strategies.
On long-term private fund capital, our asset management business earns:
1.Diversified and long-term base management fees on capital that is typically committed for 10 years with two one-year extension options.
2.Carried interest, which enables our business to receive a portion of overall fund profits provided that investors receive a minimum prescribed preferred return. Carried interest is recognized when a fund’s cumulative returns are in excess of preferred returns and when it is highly probable that a significant reversal will not occur.
3.Transaction and advisory fees are one-time fees earned on co-investment capital related to the close of transactions, and vary based on transaction agreements.
Perpetual Strategies – $241 billion fee-bearing capital
Our asset management business manages the perpetual capital in our perpetual affiliates, as well as in its core and core plus private funds, which can continually raise new capital. From these perpetual strategies, our business earns:
1.Long-term perpetual base management fees, which are based on total capitalization or net asset value (“NAV”) of our perpetual
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affiliates and the NAV of its perpetual private funds.
2.Stable incentive distribution fees which are linked to cash distributions from perpetual affiliates (BEP/BEPC and BIP/BIPC) that exceed predetermined thresholds. These cash distributions have a historical track record of growing annually and each of these perpetual affiliates target annual distribution growth rates within a range of 5-9%.
3.Performance fees based on unit price performance (BBU) and carried interest on its perpetual private funds.
Liquid Strategies – $77 billion fee-bearing capital
Our asset management business manages publicly listed funds and separately managed accounts, focused on fixed income and equity securities across real estate, infrastructure and natural resources. Our business earns base management fees, which are based on committed capital and fund NAV, and performance income based on investment returns
Wealth Solutions
Business Overview
•Our wealth solutions business is an investment-led insurance organization focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Through its operating subsidiaries, Brookfield Wealth Solutions offers a broad range of insurance products and services, including annuities, personal and commercial property and casualty insurance, and life insurance.
•The business creates value by using our globally diversified operating platform to originate low-risk liabilities that deliver a highly competitive risk-adjusted cost of capital to support operations, applying a proactive risk management approach to minimize the risk of underwritten liabilities, and leveraging Brookfield’s broader investment capabilities to source high-quality investment opportunities across real assets (debt and equity) that are well suited to the underlying insurance liabilities.
•In doing so, our wealth solutions business seeks to generate a 15%+ return on equity over the long term by investing in a balanced investment portfolio, including liquid fixed income and real assets, to earn an investment return that exceeds its cost of liabilities.
•Our capital invested in our wealth solutions business is held via our equity accounted investment in Brookfield Wealth Solutions, which is listed on the NYSE and TSX. We refer to Brookfield Wealth Solutions as a “paired entity” to the Corporation. Each Brookfield Wealth Solutions Class A exchangeable share has been structured with the intention of providing an economic return equivalent to one Class A Share due to each exchangeable share (i) being exchangeable at the option of the holder for one Class A Share or its cash equivalent (the form of payment to be determined at the election of BN), subject to certain limitations, and (ii) receiving distributions at the same time and in the same amounts as dividends on the Class A Shares.
•The business may seek to add duration and diversification to its investment portfolio by acquiring public and private assets across many asset classes, including, but not limited to, real estate, royalties, public securities, and private credit. These investments could be made in the open market or from BN and its related party affiliate entities.
Operations
Annuities
Annuities offer our policyholders a tax-deferred means of accumulating retirement savings, as well as a reliable source of income during the payout period. Our primary insurance products and coverages include:
•Fixed index annuities that allow policyholders to earn index credits based on the performance of a particular index without the risk of loss of their account value;
•Fixed rate annuities that include annual, multi-year rate guaranteed products and single premium deferred annuities;
•Pension risk transfer that allows corporate sponsors to transfer all or part of the risks associated with the sponsorship and administration of a pension plan, in particular, investment risk and longevity risk;
•Funding agreements are issued by certain of our insurance subsidiaries to special-purpose unaffiliated trusts in connection with our funding agreement-backed notes program; and
•Single premium immediate annuities that are purchased with one premium payment, providing periodic (usually monthly or annual) payments to the annuitant for a specified period.
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Property and Casualty
Our primary insurance products and coverages include:
•Casualty lines that include a broad range of primary and excess casualty products, such as specialty casualty, construction defect, general liability, commercial multi-peril, workers compensation, product liability, environmental liability and auto liability;
•Specialty lines that include niche insurance coverages such as garage and inland marine and offer insurance programs and fronting solutions;
•Property lines that offer policyholders protection from personal and commercial property damages; and
•Run-off and other lines that primarily consist of discontinued lines previously underwritten by our insurance subsidiaries including professional liability, surety and homeowners.
Life Insurance
Our primary insurance products and coverages include:
•Whole life products that provide a guaranteed benefit upon the death of the insured in return for the periodic payment of a fixed premium over a predetermined period;
•Universal life insurance products that provide coverage through a contract that gives the policyholder flexibility in premium payments and coverage amounts; and
•Variable universal life products that provide insurance coverage on a similar basis as universal life, except that the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the securities selected by the policyholder held in the separate account.
Renewable Power and Transition
Business Overview
•We own and operate renewable power, sustainable solutions and transition assets primarily through our 45% economic ownership interest in BEP, which is listed on the NYSE and TSX and had a market capitalization of $20.5 billion as at December 31, 2025.
•BEP owns diverse and high-quality assets across multiple continents and technologies including hydroelectric, wind, utility-scale solar, distributed energy & sustainable solutions investments.
•We also enter into energy contracts, which are our contractual arrangements with BEP to purchase power generated by certain North American hydro assets at a fixed price that is then resold on a contracted or uncontracted basis.
Operations
Hydroelectric
•We operate and invest in 239 hydroelectric generating stations on 83 river systems in North America, Brazil and Colombia. Our hydroelectric operations have 8,496 MW of installed capacity and annualized long-term average (“LTA”) generation of 22,097 gigawatt hours (“GWh”) on a proportionate basis.
Wind
•Our wind operations include 240 wind facilities globally with 16,753 MW of installed capacity and annualized LTA generation of 9,410 GWh on a proportionate basis.
Utility-Scale Solar
•Our utility-scale solar operations include 282 solar facilities globally with 13,993 MW of installed capacity and 5,789 GWh of annualized LTA generation on a proportionate basis.
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Distributed Energy & Sustainable Solutions
•Our distributed generation operation has 5,503 MW of installed capacity and annualized LTA generation of 534 GWh on a proportionate basis.
•Our sustainable solutions portfolio includes a leading global nuclear technology services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling, and eFuels manufacturing capacity.
Energy Contracts
•Based on LTA, we purchase approximately 3,600 GWh of power from BEP each year pursuant to a long-term contract at a predetermined price, which represents 10% of BEP’s power generation.
•The fixed price that we are required to pay BEP increases annually based on inflation, not to exceed 3%. In addition, from 2021 to 2025, the price gradually stepped down by $3 per megawatt hour (“MWh”), followed by a $5/MWh reduction in 2026. The contract expires in 2046 and provides us the right to terminate the agreement in 2036.
•We sell the power into the open market and also earn ancillary revenues, such as capacity fees and renewable power credits, which provide us with increased participation in future increases or decreases in power prices.
Infrastructure
Business Overview
•We own and operate infrastructure assets primarily through our 26% economic ownership interest in BIP, which is listed on the NYSE and TSX and had a market capitalization of $29.0 billion as at December 31, 2025.
•BIP is one of the world’s largest infrastructure investors, which owns and operates assets across the utilities, transport, midstream and data sectors.
Principal Operations
Utilities
•Our regulated transmission business includes approximately 3,500 km of natural gas pipelines in Brazil and India, and approximately 3,100 km of operational transmission lines in Brazil.
•Our commercial and residential distribution business provides residential decarbonization infrastructure services, as well as other essential home services and policies, to approximately 10.5 million customers annually with approximately 17.3 million policies and approximately 1.6 million rental contracts in Canada, the U.S., Europe, and the U.K. and over 0.8 million long-term contracted sub-metering services within Canada and the U.S. We have provided approximately 8.9 million connections, predominantly electricity and natural gas and have approximately 3.1 million installed meters under management across Australia and New Zealand.
•These businesses typically generate long-term returns on a regulated or contractual asset base which increase with capital we invest to upgrade and/or expand our systems.
Transport
•Our diversified terminals operations include a global fleet of approximately 7 million twenty-foot equivalent unit intermodal containers, 6 port terminals in the U.K, and we provide production capacity of approximately 30 million tonnes per annum at our liquified natural gas export terminal in the U.S.
•We operate approximately 21,000 km of railroad track in North America and Europe, approximately 5,500 km of railroad track in the southern half of Western Australia and approximately 9,800 km of rail in Brazil, of which 8,000 km are owned. We also operate approximately 130,000 railcars and 440 locomotives across the U.S., Canada, and Mexico.
•Our toll road operations include over 3,000 km of motorways in Brazil.
•These operations are comprised of infrastructure assets that provide transportation for freight, commodities, and passengers. This includes businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our diversified terminals.
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Midstream
•We own and operate approximately 280 billion cubic feet (“Bcf”) of natural gas storage in the U.S. and Canada. There are 16 natural gas and natural gas liquids processing plants with approximately 5.6 Bcf per day of gross processing capacity in Canada.
•We own and operate approximately 19,500 km of pipelines in the U.S. and Canada which include long-haul, conventional and natural gas gathering pipelines and a complex with 525,000 tonnes per year of polypropylene production capacity in Canada. We also own 4 terminals across the U.S. with tank capacity of 685,000 barrels.
•These operations are comprised of businesses, typically unregulated or subject to price ceilings, that provide transmission and storage services, with profitability based on the volume and price achieved for the provision of these services.
Data
•We own and operate over 300,000 operational telecom towers in India, France, Germany, Austria, and the U.K., approximately 77,000 km of fiber optic cable located in Australia, Brazil and the U.S., and over 80 distributed antenna systems located in the U.K. In addition, we have approximately 720,000 fiber-to-the-premise connections in Australia and the U.S., and 2 semiconductor manufacturing foundries in the U.S.
•In our data storage business, we manage over 150 data centers with approximately 1.2 GW of critical load capacity and an additional 1.1 GW of contracted capacity.
•These businesses provide critical infrastructure that provides telecommunications, fiber, and data storage services and are underpinned by both regulated and unregulated services, secured by long-term inflation-linked contracts.
Private Equity
Business Overview
•Our private equity business is listed on the NYSE and TSX and had a market capitalization of $7.4 billion as at December 31, 2025. In the fourth quarter of 2024, our wealth solutions business acquired a $1 billion economic interest in BBU from the Corporation. On a combined basis with our wealth solutions business, we hold approximately 68% ownership interest in BBU, which is held 43% directly in BBU and 25% through Brookfield Wealth Solutions.
•BBU is a leading global owner and operator of businesses that provide essential products and services in the business services and industrials sectors.
Operations
Business Services
•Our dealer software and technology services operation is a leading provider of cloud-based software to dealerships and original equipment manufacturers across automotive and related industries.
•Our residential mortgage insurer is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders.
•Our global construction operations focuses on high-quality construction of large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for the design and construction, including procurement for a defined price and program.
•Our fleet management and car rental services operation is one of the leading providers of heavy equipment and light vehicle leasing and car rental services in Brazil, and operates under medium-term inflation-linked contracts.
Infrastructure Services
•Our modular building leasing services provides modular workspaces in Europe and Asia-Pacific to a diversified customer base across the industrial, infrastructure and public sectors, servicing over 53,000 customers across 23 countries.
•Our lottery services operation is a leading provider of products, services, and technology across the lottery ecosystem in over 50 countries.
•Our offshore oil services is a global provider of marine transportation, offshore oil production, facility storage, offshore installation, maintenance, and safety services to the offshore oil production industry. We operate in selected oil regions globally, including the North Sea and Brazil.
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•Our work access services is a leading provider of scaffolding and related services to the industrial and commercial markets servicing over 27,000 customers in over 29 countries worldwide.
Industrials
•Our advanced energy storage operation is a global market leader in manufacturing automotive batteries that power both internal combustion engines and electric vehicles. We manufacture and distribute over 150 million batteries per year, which power one in three cars in the world.
•Our engineered components manufacturing operation is a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. We have a leading presence in our core products across North America, Europe, and Australia.
•Our water and wastewater operation in Brazil is a leading private sanitation provider, including collection, treatment, and distribution of water and wastewater services to a broad range of residential and governmental customers.
•Our electric heat tracing systems manufacturer is a leading provider of electric heat management solutions primarily for the industrial, commercial and residential end markets. We operate in 18 facilities across 12 countries, selling our products to over 3,000 customers globally.
Real Estate
Business Overview
•Our real estate business owns and operates a global and diversified portfolio of premier office, dominant retail, as well as multi-family residential properties.
•Our capital in this business is held via our 100% ownership interest in Brookfield Property Group (“BPG”). BPG owns real estate assets directly as well as through private funds that are managed by our asset management business. Included in directly held assets is our North American residential development business.
•Our capital is invested across a differentiated portfolio that includes an irreplaceable collection of premier properties in global gateway cities that we expect to own long term (“super core”); high-quality assets in central locations with growing NOI (“core plus”); and select portfolios undergoing repositioning to enhance value, which we expect to monetize over the shorter term (“value add” and “opportunistic”). In addition, we operate a leading land development and homebuilding platform in North America (“North American Residential”).
Operations
Super Core
•Our super core real estate portfolio includes our top 34 premier office complexes and retail properties. They generate long–dated, stable, inflation–protected cash flows. We create value by holding these investments long term and we continue to make them better with incremental investments over time.
•We own 16 premier office and ancillary mixed-use complexes that are located in the world’s leading commercial markets of New York City, London, Toronto, Berlin, and Dubai, covering 35 million square feet of leasable space.
•We also own interests in and operate 18 irreplaceable malls totaling 24 million square feet of retail space and one of the most valuable retail centers of the world at the corner of 57th and Fifth Avenue in New York City.
•We develop properties on a selective basis; active development projects consist of two office sites, several multifamily buildings and one hotel site, totaling approximately 4 million square feet.
•We expect to hold a stake in these assets over the long-term, but may opportunistically monetize our interests through sales to third parties or transfer partial interests to our wealth solutions business to support its continued growth. Over the year, we transferred partial interests in six super core assets to our wealth solutions business.
Core Plus
•Our core plus real estate portfolio is a collection of 57 premier assets in central locations with growing NOI that we expect to hold for a defined period and monetize at attractive returns over time.
•We own an interest in and operate 30 premier office and ancillary mixed-use complexes that are centrally located in commercial markets including New York City, London, Toronto, Tokyo, and Perth, covering 21 million square feet of leasable
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space.
•We also own 27 high-quality retail centers with 27 million square feet of retail space in the U.S., which are 97% leased and generate substantial and consistent cash flows.
Value Add
•Our value add portfolio consists of 50 assets primarily located in secondary markets that we expect to reposition to enhance NOI and monetize for value over time.
•We own interests and operate office assets in 5 major cities in North America, consisting of 9 properties totaling 6 million square feet of leasable space.
•We also own 41 quality retail properties with 38 million square feet of space in the U.S., which are strong retail centers and generate substantial and consistent cash flows but are not considered dominant irreplaceable centers.
Opportunistic
•Our opportunistic portfolio consists of 33 assets in dislocated markets, representing 1% of our total portfolio, that have limited capital at risk and the opportunity to realize incremental returns over time through strategic repositioning.
•We own interests and operate office assets in 8 major cities in North America and Australia, consisting of 23 properties totaling 11 million square feet of leasable space. Some of these properties are currently under development, such as 9 The Esplanade in the sought after landmark Elizabeth Quay precinct in Perth.
•We also own 10 retail properties with 10 million square feet of space in the U.S. They are 91% leased, but do not have the same long-term growth trajectory as our dominant retail centers.
North American Residential
•Our North American residential business is a leading land developer and homebuilder, with operations in 23 principal markets in Canada and the U.S. and approximately 58,000 lots.
•As at December 31, 2025, we had 92 active housing communities (December 31, 2024 – 80) and 14 active land communities (December 31, 2024 – 15).
•We create value in this business by monetizing consumer and commercial deliverables through home building, lot sales and development of commercial zones.
•We measure value for this business based on a combination of IFRS values and comparable market data for our land and housing operations.
Corporate Activities
Business Overview
•Our corporate activities support the overall business with a focus on prudent capital allocation that will compound value for our shareholders over the long-term.
•Corporate activities include, but are not limited to, supporting the growth in our asset management business, wealth solutions business and our operating businesses, and providing capital throughout the organization, when needed. In addition, we will make direct investments on an opportunistic basis.
•We also hold cash and financial assets as part of our liquidity management operations and enter into financial contracts to manage residual foreign exchange and other risks, as appropriate.
Financing Strategy
We manage our liquidity and capitalization on a group-wide basis, which we organize into three principal tiers:
i)BN:
•Strong levels of liquidity are maintained to support growth and ongoing operations.
•Capitalization consists of a large common equity base, supplemented with perpetual preferred shares, long-dated corporate bonds and, from time to time, draws on our corporate credit facilities.
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•Certain guarantees are or may be provided on the financial obligations of perpetual affiliates and managed funds.
•High levels of cash flows are available after payment of common and preferred share dividends.
ii)Our three core businesses, including BAM, Brookfield Wealth Solutions, and our operating businesses (renewable power and transition, infrastructure, private equity and real estate):
•Strong levels of liquidity are maintained at each of our core businesses to support their growth and ongoing operations.
•Each business is intended to be self-funding with stable capitalization through market cycles.
•Financial obligations within our core businesses have no recourse to BN.
iii)Investment-level, including underlying investments within our core businesses and our directly held assets:
•Each underlying investment is typically funded on a standalone basis using asset-level financing.
•Fund-level borrowings within our asset management business are generally limited to subscription facilities backed by the capital commitments to the fund.
•Financial obligations within our assets and funds have no recourse to BN.
We maintain a prudent level of long-dated capitalization in the form of common equity, perpetual preferred shares and corporate bonds, which provides a very stable capital structure. In addition, we maintain appropriate levels of liquidity throughout the organization to fund operating, development and investment activities as well as unforeseen requirements.
A key element of our capital strategy is to maintain significant liquidity at the corporate level, primarily in the form of cash, financial assets and undrawn credit lines.
Within BAM, Brookfield Wealth Solutions, and our operating businesses, we strive to:
•Ensure our businesses can finance their operations on a standalone basis without recourse to or reliance on BN
•Structure borrowings and other financial obligations associated with assets or portfolio companies to provide a stable capitalization at levels that are attractive to investors, are sustainable on a long-term basis and can withstand economic cycles.
•Ensure the vast majority of this debt is at investment-grade levels; however, periodically, we may borrow at sub-investment grade levels in certain parts of our business where the borrowings are carefully structured and monitored.
•Provide recourse only to the specific businesses or assets being financed, without cross-collateralization or parental guarantees
•Match the duration of our debt to the underlying leases or contracts and match the currency of our debt to that of the assets such that our remaining exposure is on the net equity of the investment.
As at December 31, 2025, only $14 billion of long-term debt has recourse to BN. The remaining debt on our consolidated balance sheet is held within managed entities and has no recourse to BN but is consolidated under IFRS Accounting Standards.
Operating Capabilities
Synergies Across Strategies
We believe that separation of business activities achieves efficient capital structures and focused growth opportunities and collaboration achieves higher returns and better outcomes for all of our market leading businesses. BN and its market leading businesses are strategically aligned for all of them to perform and deliver strong results for stakeholders.
We have a team of over 5,800 investment professionals, asset management professionals and employees, which includes Oaktree employees that will become Brookfield employees following the completion of the Oaktree acquisition and approximately 1,500 fully-dedicated Brookfield operating employees, that are integral to the business, including individuals focused on our core investment strategies and those undertaking various corporate activities. Globally, we are supported by approximately 250,000 operating employees located in over 50 countries on five continents, providing Brookfield with deep investment and operating expertise across several sectors and industries, global reach and unique access to proprietary investment opportunities. The complementary skill sets of our people position us to manage operational risk, achieve operating efficiencies and enhance returns.
Identify and Invest in High-Quality Assets
We follow a value-based approach to investing and allocating capital. We believe that our disciplined approach, global reach and our operating expertise enable us to identify a wide range of potential opportunities, and allow us to invest at attractive valuations
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and generate superior risk-adjusted returns. We also leverage our considerable expertise in executing recapitalizations, operational turnarounds and large development and capital projects, providing additional opportunities to deploy capital.
Secure Long-Term Financing
We finance our operations predominantly on a long-term, investment-grade basis, and most of our capital consists of equity and standalone asset-by-asset financing with minimal recourse to other parts of the organization. We utilize relatively modest levels of corporate debt to provide operational flexibility and optimize returns. This provides us with considerable stability, improves our ability to withstand financial downturns and enables our management teams to focus on operations and other growth initiatives.
Enhance Value and Cash Flows Through Operating Expertise
Our strong, time-tested operating capabilities enable us to increase the value of the assets within our businesses and the cash flows they produce, and they help to protect capital in adverse conditions. Our operating expertise, development capabilities and effective financing can help ensure that an investment’s full value creation potential is realized, which we believe is one of our most important competitive advantages.
Realize Capital from Asset Sale or Refinancings
We actively monitor opportunities to sell or refinance assets to generate proceeds; in the limited life funds of our asset management business that capital is returned to investors, and in the case of perpetual funds, we then redeploy the capital to enhance returns. In many cases, returning capital from private funds completes the investment process, locks in investor returns and gives rise to performance income.
Our Operating Cycle Leads to Value Creation
We create value from earning robust returns on our investments that compound over time and grow the fee-bearing capital of our asset management business. By generating value for our investors and shareholders, we increase fees and carried interest received in our asset management business, and grow cash flows that compound value in our invested capital.
Risk Management
Our Approach

Focus on Risk Culture Maintain an effective risk culture that aligns with our business strategy and risk appetite	Centralized Oversight and Coordination Coordinated management of common risks across business and functional groups, with consistent approaches and practices	Shared Execution Business and functional groups have primary responsibility for identifying and managing risks within their business
Managing risk is an integral and critical part of our business. We have a well-established, proactive and disciplined risk management approach that is based on clear operating methods and a strong risk management culture. We ensure that we have the necessary capacity and resilience to respond to changing environments by evaluating both current and emerging risks. A robust risk management framework and methodology that is designed to enable comprehensive and consistent management of risk across the organization, has been implemented. We use a thorough and integrated risk assessment process to identify and evaluate risk areas across the business, including human capital, climate change, cybersecurity, liquidity, disruption, regulatory compliance and other strategic, financial, and operational risks. Management and mitigation approaches are tailored to the specific risk areas and executed by business and functional groups for their businesses and areas of responsibility, with appropriate coordination and oversight through centralized monitoring and reporting processes.
Focus on Risk Culture
A strong risk culture is the cornerstone of our risk management program: one that promotes measured and appropriate risk-taking, addresses current and emerging risks, and ensures employees conduct business with a long-term perspective and in a sustainable and ethical manner. This culture is reinforced by the strong commitment and leadership of our senior executives and supported by the policies and practices we have implemented, including our compensation approach.
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Centralized Oversight and Coordination
We have implemented strong governance practices to monitor and oversee our risk management program. Management committees bring together required expertise to manage key risk areas, ensuring appropriate application and coordination of risk management practices across our business and functional groups, and include the following:
•Risk Management Steering Committee: supports the overall risk management program and coordinates risk assessment and mitigation on an enterprise-wide basis.
•Investment Committees: the respective investment committee oversees the investment process and reviews and approves investment transactions of that business group.
•Conflicts Committee: resolves potential conflict situations related to investment processes and other corporate transactions.
•Financial Risk Oversight Committee: reviews and monitors financial exposures.
•Sustainability Leadership: oversees, coordinates and implements activities related to sustainability, including reviewing current and future initiatives, and monitoring sector and market trends.
•Safety Leadership Committee: promotes a strong safety culture, monitors safety trends, and sponsors strategic initiatives related to health, safety, security and environmental matters.
•Net Zero Steering Committee: develops decarbonization targets, operationalizes decarbonization approaches and shares best practices across the organization.
•Cyber Leadership Committee: facilitates knowledge sharing, including identification and mitigation of emerging threats, and enhances collaboration to help ensure efficient use of resources and maintenance of effective cybersecurity programs across business groups.
•Disclosure Committee: oversees the public disclosure of material information.
Shared Execution
Given the diversified and decentralized nature of our operations, we seek to ensure that risk is managed as close to its source as possible and by management teams that have the most knowledge and expertise in the specific business or risk area. As such, business specific risks—such as health and safety, environmental and other operational risks—are generally managed at the operating business level, as the risks vary based on the nature of each business. At the same time, we monitor key risks organization-wide to ensure adequacy of risk management, adherence to applicable Brookfield policies, and sharing of best practices.
For risks that are more pervasive and correlated in their impact across the organization—such as liquidity, foreign exchange and interest rates or where we can bring specialized knowledge—we utilize a coordinated approach that is centralized amongst our corporate and business groups. Management of strategic, reputational and regulatory and compliance risks are similarly coordinated to ensure consistent focus and implementation across the organization.
Employees
We have over 5,800 investment professionals, asset management professionals and employees, which includes Oaktree employees that will become Brookfield employees following the completion of the Oaktree acquisition, and approximately 1,500 fully-dedicated Brookfield operating employees, that are integral to the business, including individuals focused on our core investment strategies and those undertaking various corporate activities. Globally, we are supported by approximately 250,000 operating employees located in over 50 countries on five continents, providing Brookfield with deep investment and operating expertise across several sectors and industries, global reach and unique access to proprietary investment opportunities.
CODE OF BUSINESS CONDUCT AND ETHICS
We have a Code of Business Conduct and Ethics (the “Code”) that sets out the expected conduct of our directors, officers and employees, and those of BN’s subsidiaries and controlled affiliates, in relation to honesty, integrity and compliance with all legal and regulatory requirements. BN’s board of directors (the “Board of Directors” or “Board”) approved the Code on February 12, 2025. Copies of the Code are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar, and may also be obtained on our website at bn.brookfield.com under “Investors/Brookfield Corporation/Corporate Governance/Governance Documents.”
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BUSINESS ENVIRONMENT AND RISKS
Our businesses continuously face certain micro- and macro-economic risks that could adversely impact our financial condition, results of operations and equity value. For information about risk factors related to BN and its businesses, reference is made to the section entitled “Business Environment and Risks” on pages 108 to 132 of our MD&A, which pages are incorporated by reference in this Annual Information Form and available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
SUSTAINABILITY
Sustainability at Brookfield
We believe that value creation and sustainable business practices are complementary goals. Drawing on more than 100 years of experience as an owner and operator, we invest for value and seek to generate strong risk-adjusted returns for our clients across economic cycles. Our investment strategy has remained consistent throughout our history—we focus on utilizing our operational expertise to enhance long-term value through strategic and operational improvements within our operating businesses and portfolio companies.
Our Sustainability Policy codifies our longstanding strategy of integrating sustainability considerations into decision-making. It is based on the following guiding principles: mitigating the impact of our operations on the environment; striving to promote the well-being and safety of our workforce; upholding strong governance practices and acting as good corporate citizens.
For further information, we publish on our website an annual sustainability report, which provides details about our approach to integrating sustainability across our business. Our disclosures consider the Sustainability Accounting Standards Board (SASB) and Global Reporting Initiative (GRI) standards, and are aligned with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.
Sustainability Organization and Governance
Our Board oversees our business, including reviewing major strategic initiatives and receiving progress reports on the firm’s sustainability initiatives throughout the year.
Our approach to sustainability has sponsorship and oversight from the CEOs and sustainability leads of each business group, supported by senior executives. Functional leaders (i.e., Technology Services and Human Resources) are responsible for developing, implementing and monitoring relevant sustainability factors within their functional area.
Integrating Sustainability into Our Investment Process
As part of our due diligence over investments where we have control or significant influence, we seek to assess sustainability-related opportunities and risks and factor them into the overall investment decision. This includes leveraging industry guidance to identify sustainability factors most likely to materially impact the financial condition or operating performance of companies in a given sector.
Our Sustainability Due Diligence Protocol provides guidance to investment teams on assessing bribery and corruption, cybersecurity, health and safety, human rights, modern slavery and climate-related risks, among other factors. Where warranted, we perform deeper due diligence, working with internal and third-party experts, as appropriate.
Investments, other than de minimis or follow on investments, must be approved by the applicable Investment Committee. Investment teams present the Investment Committee with the merits of each transaction, its material risks, mitigants and significant opportunities for improvement, including sustainability aspects and their potential implications for investment returns. As part of each acquisition, investment teams develop a customized integration plan that encompasses, among other items, material sustainability-related matters for evaluation or implementation.
Consistent with our management approach, it is the responsibility of management teams within each portfolio company to manage sustainability opportunities and risks through the investment’s life cycle, supported by our relevant investment teams. Management teams regularly report to their respective boards of directors from both financial and operating perspectives, including key performance indicators that incorporate material sustainability factors.
When preparing an asset for divestiture, we seek to outline potential value creation deriving from several different factors, including relevant sustainability considerations.
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Human Capital Development
Our people are our most important asset. The core values of collaboration, entrepreneurship and discipline underpin our firmwide culture. We invest in our people and prepare them for future leadership. Our firmwide culture, from our dealings with clients to the interactions among employees and executives, is defined by mutual respect, teamwork and passion, and revolves around our core values:
•Collaboration: Leadership works side by side with colleagues throughout the organization and is committed to achieving shared success. One of the key attributes that we screen carefully for in new hires is their aptitude to collaborate with others. The firm wants people to share information across groups and take an interest in all the businesses, not just the one they happen to work for at any particular point in time. We do not hire people just for a specific job; we hire for the potential of all the future positions they might hold and that will contribute to the broader success of the firm.
•Entrepreneurship: Our flat organization is results-oriented—responsibility is earned based on initiative and hard work, rather than job title—and decisions are made close to the action. This principle is not uncommon, but we have encouraged our entrepreneurial spirit throughout our growth. We look for employees who have a passion not only for what they do but also for what the firm does. The shared values of ownership extend beyond helping the company succeed or generate more revenue. It means caring about the little things as well, such as not wasting money and treating everyone with respect.
•Discipline: Our team shares an awareness of, and commitment to, our goal of generating superior long-term returns for investors. Discipline also requires that each person is expected to have a realistic understanding of his or her own abilities. We expect employees to understand their strengths, recognize their weaknesses, be willing to stretch outside their comfort zones, and be willing to ask for help when necessary.
We are committed to a hiring process that is objective, nondiscriminatory and in compliance with all applicable legislation and good governance. It is grounded in our commitment to provide equal employment opportunities with the objective of attracting the most qualified talent to our business. We proactively recruit people who align with the attributes of a Brookfield leader and have the potential to develop within our organization. Our succession process focuses on the development of early career candidates through stretch roles and exposure.
CORPORATE GOVERNANCE PRACTICES
On behalf of all stakeholders, the Board of Directors and management of BN are committed to excellence in corporate governance at all levels of the organization. We believe BN’s directors are well equipped to represent the interests of BN and its stakeholders, with an independent chair leading a board that features global business experience, diversity and proven governance skills. We continually strive to ensure that we have sound governance practices to maintain investor confidence. We review our approach to governance in relation to evolving legislation, guidelines and best practices. Our Board of Directors is of the view that our corporate governance policies and practices and our disclosure in this regard are appropriate, effective and consistent with the guidelines established by Canadian and U.S. securities regulators.
Our Board of Directors believes that communication with shareholders is a critical element of good governance and the Board encourages all shareholders to express their views, including by way of an advisory shareholder resolution on executive compensation which is voted on annually by holders of Class A Shares.
BN outlines its commitment to good governance in the Statement of Corporate Governance Practices (the “Statement”) that is published each year in BN’s Management Information Circular (the “Circular”) and mailed to shareholders who request it. The Statement is also available on our website, bn.brookfield.com, at “Investors/Brookfield Corporation/Corporate Governance.”
Shareholders can also access the following documents that outline our approach to governance on our website: the Board of Directors Charter, the Charter of Expectations for Directors, the Charters of the Board’s four Standing Committees (Audit, Governance and Nominating, Management Resources and Compensation and Risk Management), Board Position Descriptions, our Corporate Disclosure Policy and our Code.
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DIRECTORS AND OFFICERS
Directors of the Corporation
BN’s directors are elected annually and hold office until the next annual meeting of shareholders of BN or until their successors are elected or appointed. As of the date of this Annual Information Form, the Board is comprised of the directors set forth below. Certain principal information for each of the current directors is included. Each director has been appointed to serve until the Annual Meeting of Shareholders to be held on June 26, 2026 or until his or her successor is elected or appointed.
Directors

Name	Director Since	Principal Occupation

M. ELYSE ALLAN (1)(5)	2015	Former Vice-chair of Ontario Health, former President and Chief Executive Officer, General Electric Canada Company Inc., a digital industrial company, and former Vice-President, General Electric Co.
ENG SENG ANG (1)(6)	2026	Advisor at GIC since April 2025. Former Chief Investment Officer of GIC Infrastructure Investments, a member of the GIC Investment Management Committee, and Chairman of the Infrastructure Investment Committee
JEFFREY M. BLIDNER	2013	Vice Chair, Brookfield Corporation
JACK L. COCKWELL	1979	Chair, Brookfield Partners Foundation
BRUCE FLATT	2001	Chief Executive Officer, Brookfield Corporation
JANICE FUKAKUSA (1)(2)	2020	Former Chief Administrative Officer and Chief Financial Officer of Royal Bank of Canada, a Canadian multinational financial service company
MAUREEN KEMPSTON DARKES (1)(4)(5)	2008	Former Group Vice President and President, Latin America, Africa and Middle East, General Motors Corporation, a motor vehicle manufacturer
BRIAN D. LAWSON	2018	Vice Chair, Brookfield Corporation
HOWARD S. MARKS	2020	Co-Chair of Oaktree Capital Management L.P.
THE HON. FRANK J. MCKENNA (1)(3)	2006	Chair, Brookfield Corporation and Deputy Chair, TD Bank Group, a financial institution
RAFAEL MIRANDA (1)(2)(4)	2017	Former Chief Executive Officer of Endesa, S.A., the largest electric utility company in Spain
SAMUEL J.B. POLLOCK	2025	Chief Executive Officer, Brookfield Infrastructure Partners
LORD O’DONNELL	2013	Ambassador of Frontier Economics Limited, a microeconomics consultancy, and a senior advisor to Brookfield in Europe
HUTHAM S. OLAYAN (1)(3)(5)	2021	Chair of the Shareholders Board of The Olayan Group, former Chair of the Corporate Board of The Olayan Group and former President and CEO of Olayan America, a private international investor
SATISH RAI (1)(2)(7)	2025	Chair of Richcraft Properties and Vice-Chair of Forum Asset Management and former Senior Advisor and Chief Investment Officer of OMERS
DIANA L. TAYLOR (1)(3)(4)	2012	Former Superintendent of Banks for the State of New York, Deputy Secretary to the Governor of New York and Chief Financial Officer for the Long Island Power Authority

(1) Independent Director (2) Member of the Audit Committee (3) Member of the Governance and Nominating Committee (4) Member of the Management Resources and Compensation Committee	(5) Member of the Risk Management Committee
(6) Appointed to the Board on February 11, 2026 following Justin B. Beber stepping down
		(7) Appointed to the Board on March 17, 2025 following Angela F. Braly stepping down
M. Elyse Allan, Jeffrey Blidner, Jack L. Cockwell, Janice Fukakusa, Brian D. Lawson and Samuel J.B. Pollock principally live in Toronto, Canada. Eng Seng Ang principally lives in Singapore. Satish Rai principally lives in Pickering, Canada. Frank McKenna principally lives in Toronto, Canada and Cap-Pelé, Canada. Rafael Miranda principally lives in Madrid, Spain. Bruce Flatt, Howard S. Marks, Hutham Olayan and Diana Taylor principally live in New York, U.S. Maureen Kempston Darkes principally lives in Toronto, Canada and Lauderdale-by-the-Sea, U.S. and Lord O’Donnell principally lives in London, U.K.

Each of the directors has had the principal occupation referred to opposite his or her name during the past five years.
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Executive Officers of the Corporation
The names of the executive officers of BN as of the date of this Annual Information Form, their current offices and their dates of appointment are shown in the following table:
Executive Officers

Name	Current Office	Date of Appointment

BRUCE FLATT	Chief Executive Officer	2002
NICHOLAS H. GOODMAN	President and Chief Financial Officer	2022
JUSTIN B. BEBER	Chief Operating Officer	2025
CYRUS MADON	Executive Vice Chair	2025
Nicholas H. Goodman and Justin B. Beber principally live in Toronto, Canada. Cyrus Madon principally lives in New York, U.S.
Bruce Flatt has had the principal occupation referred to opposite his name during the past five years. Nicholas H. Goodman, prior to his appointment in August 2022 as President and Chief Financial Officer, was Chief Financial Officer and a Managing Partner of BN. Justin B. Beber, prior to his appointment in February 2025 as Chief Operating Officer of BN, was Chief Operating Officer and Managing Partner of BAM. Prior to his appointment as Chief Operating Officer of BAM in March 2024, Mr. Beber was Chief Administrative Officer, General Counsel and Managing Partner of BAM, and prior to December 2022 was Head of Corporate Strategy and Chief Legal Officer of BN. Cyrus Madon has had the principal occupation opposite his name since 2025, in addition Mr. Madon has held the role of Executive Vice Chair of BAM since 2024 and has been a director of BAM since 2022. Mr. Madon is also Executive Chair of Brookfield’s Private Equity Group and previously held the role of Chief Executive Officer of Brookfield’s Private Equity Group.
Brookfield Share Ownership of Directors and Executive Officers
As of the date of this Annual Information Form, directors and executive officers of BN collectively owned, or controlled or directed, directly or indirectly, approximately 285.4 million Class A Shares (which takes into account the three-for-two stock split of BN’s Class A Shares and Class B Shares effective October 9, 2025), representing approximately 11.5% of BN’s issued and outstanding shares of this class. This includes shares held by directors and executive officers of BN pursuant to their proportionate interests beneficially through Partners Value Investments L.P., their ownership of Brookfield Wealth Solutions Class A Shares exchangeable for Class A Shares on a one-for-one basis, BN and Brookfield Wealth Solution’s escrowed share program and any other securities that are exchangeable into Class A Shares.
In terms of ownership in BN’s subsidiaries, as of the date of this Annual Information Form, directors and executive officers of BN collectively owned, or controlled or directed, directly or indirectly, approximately 37.5 million BAM Class A Shares1, 726,398 BBU LP Units, 329,885 BBUC exchangeable shares, 639,197 BIP LP Units, 51,379 BIPC exchangeable shares, 80,893 BEP LP Units, and 19,723 BEPC exchangeable shares, representing less than 1.0% of the issued and outstanding securities of each of these classes, respectively.
BN’s Class B Shares are held in a trust (the “BAM Partnership”). The beneficial interests in the BAM Partnership, and the voting interests in its trustee, are held as follows: one-third by Mr. Bruce Flatt, one-third by Mr. Jack L. Cockwell, and one-third jointly by Messrs. Brian W. Kingston, Brian D. Lawson, Cyrus Madon, Samuel J.B. Pollock and Sachin Shah in equal parts. As such, no single individual or entity controls the BAM Partnership. The BAM Partnership owns 85,120 Class B Shares, representing 100% of the Class B Shares.
1 Representing approximately 2% of the issued and outstanding BAM Class A Shares.
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MARKET FOR SECURITIES
BN’s publicly traded securities that are currently issued and outstanding as of the date of this Annual Information Form are listed on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange
Class A Shares	BN	New York
	BN	Toronto
Class A Preference Shares
Series 2	BN.PR.B	Toronto
Series 4	BN.PR.C	Toronto
Series 13	BN.PR.K	Toronto
Series 17	BN.PR.M	Toronto
Series 18	BN.PR.N	Toronto
Series 24	BN.PR.R	Toronto
Series 26	BN.PR.T	Toronto
Series 28	BN.PR.X	Toronto
Series 30	BN.PR.Z	Toronto
Series 32	BN.PF.A	Toronto
Series 34	BN.PF.B	Toronto
Series 36	BN.PF.C	Toronto
Series 37	BN.PF.D	Toronto
Series 38	BN.PF.E	Toronto
Series 40	BN.PF.F	Toronto
Series 42	BN.PF.G	Toronto
Series 46	BN.PF.I	Toronto
Series 48	BN.PF.J	Toronto
Series 51	BN.PF.K	Toronto
Series 52	BN.PF.L	Toronto
Series 54	BN.PF.M	Toronto
Information on the monthly trading prices and volumes for BN’s publicly traded securities that were outstanding at any time during 2025 is set out in Appendix A to this Annual Information Form.
RATINGS AND LIQUIDITY
The credit ratings for BN’s securities as at the date of this Annual Information Form are as follows:

	Standard & Poor’s	Fitch	Moody’s	DBRS
Commercial paper	A-1[1]	F2	P-2	R-1 (low)
Senior notes and debentures	A-	A-	A3	A
Subordinated notes	BBB	BBB	Baa2	BBB (high)
Preferred shares	BBB[2]	BBB	Not rated	Pfd-2
Outlook	Stable	Stable	Stable	Stable
1    BN’s commercial paper is rated A-1 (Mid) based on S&P’s Canadian National Scale, which corresponds to a rating of A-1 using S&P’s global scale.
2    BN’s preferred shares are rated P-2 based on S&P’s Canadian National Scale, which corresponds to a rating of BBB using S&P’s global scale.
Credit ratings are important to BN’s borrowing costs and ability to raise funds. A ratings downgrade could potentially result in adverse consequences by reducing BN’s access to the capital markets and increasing its borrowing costs. The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, insurance coverage and, in limited circumstances, ratings levels.
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These covenants may limit our operational flexibility, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we have satisfied our payment obligations.
Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Each of BN’s commercial paper, senior notes and debentures, subordinated notes and preferred shares are rated by S&P Global Ratings (“S&P”), and by Fitch Ratings, Inc. (“Fitch”), and DBRS Limited (“DBRS”) and its commercial paper, senior notes and debentures, and subordinated notes are rated by Moody’s Investors Service, Inc. (“Moody’s”).
BN has paid customary ratings fees to S&P, Fitch, Moody’s and DBRS in connection with some or all of the above-mentioned ratings. In addition, BN has made customary payments in respect of certain other services provided to BN by each of S&P, Fitch, Moody’s and DBRS during the last two years.
The ratings discussed herein for BN’s securities are not a recommendation to purchase, hold or sell BN’s securities and do not comment as to the appropriateness of their respective market prices or suitability for a particular investor. There can be no assurance that the ratings discussed herein will remain in effect for any given period of time or that the ratings will not be revised or withdrawn in their entirety by any or all of S&P, Fitch, Moody’s, or DBRS, at any time if, in their sole discretion, circumstances so warrant.
The investment ratings of our publicly traded subsidiaries are presented in the respective public disclosures of these subsidiaries, which are available on SEDAR+ at www.sedarplus.ca and/or EDGAR at www.sec.gov/edgar.
The following is a brief description of each rating agency’s rating scales.
S&P
S&P has different rating scales for short-term debt, long-term debt and preferred shares. S&P rates commercial paper, senior notes and debentures, subordinated notes and preferred shares with ratings of “AAA,”, which represent the highest rating, to “C” which represents the lowest, with “D” for issues in payment default. To show relative rankings within these rating categories, S&P may modify them by the addition of a plus “(+)” or minus “(-)”.
S&P further modifies its ratings by indicating the stability and future direction of an assigned rating with terms such as “stable,” “positive,” “negative” and “developing.” A rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). An outlook is not necessarily a precursor of a rating change or future CreditWatch2 action.
S&P also provides national scale credit ratings which are an opinion of an obligor’s creditworthiness or overall capacity to meet specific financial obligations, relative to other issuers and issues in a given country or region. The Canadian National Scale rating is fully determined by the applicable global scale rating, and there are no additional analytical criteria associated with the determination of ratings on the Canadian National Scale.
S&P short-term ratings indicate the creditworthiness of an obligor with respect to its short-term obligations. BN has a U.S. commercial paper program and a Canadian commercial paper program. The A-1 rating, based on S&P’s global scale, is assigned to BN’s commercial paper. A short-term obligation rated A-1 is rated in the highest category by S&P. The obligor’s capacity to meet its financial commitment on the obligation is strong. An A-1 rating is the highest of the six categories on the short-term global scale. A Canadian commercial paper rating is a forward-looking opinion about the capacity of an obligor to meet financial commitments associated with a specific commercial paper program or other short-term financial instrument relative to the debt servicing and repayment capacity of other obligors active in the Canadian domestic financial markets with respect to their own financial obligations. S&P has rated BN’s commercial paper as A-1 (Mid) based on the Canadian National Scale for commercial paper, which is the equivalent of an A-1 rating on S&P’s global scale. An A-1 (Mid) rating is the second highest of the eight categories on the Canadian National Scale for commercial paper.
S&P long-term issue credit ratings are based on the following considerations: likelihood of payment capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation; nature of and provisions of the financial obligation; and protection afforded by, and relative position of, the financial obligation in the event of a bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights. The A- rating is assigned to BN’s senior unsecured debt. An obligation rated A- is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong. A- is the lowest sub-category within the third highest rating of the ten standard categories of ratings on S&P’s long-term rating issuer credit rating scale.
2 CreditWatch highlights the potential direction of a short- or long-term rating. It focuses on identifiable events and short-term trends that may cause ratings to be placed under special surveillance by S&P.
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BN’s subordinated notes have been assigned a BBB rating. An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation. BBB is the second sub-category out of three within the fourth highest rating of the ten standard categories of ratings on S&P’s long-term rating issuer credit rating scale. An S&P preferred share rating on the Canadian National Scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market relative to preferred shares issued by other issuers in the Canadian market. BN’s preferred shares have been assigned a rating of P-2 on S&P’s Canadian National Scale for preferred shares. The P-2 rating category is the second highest of the eight categories on the Canadian preferred share scale. Based on S&P’s global scale, BN’s preferred shares are rated BBB, which corresponds to a rating of P-2 on the Canadian National Scale for preferred shares. BBB is the middle sub-category within the third highest rating of the nine standard categories of ratings on S&P’s global scale for preferred shares. According to the S&P rating system, securities rated P-2 exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitment on the obligation.
Fitch
Fitch’s credit ratings relating to issuers are forward-looking opinions on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. Credit ratings relating to securities and obligations of an issuer can include a recovery expectation. Credit ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested. The agency’s credit ratings cover the global spectrum of corporate, sovereign financial, bank, insurance, and public finance entities (including supranational and sub-national entities) and the securities or other obligations they issue, as well as structured finance securities backed by receivables or other financial assets.
A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short term ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations.
The F2 rating assigned to BN’s commercial paper indicates that BN has good intrinsic capacity for timely payment of financial commitments. An F2 rating is the second highest of the five categories on Fitch’s short-term rating scale.
Fitch rates long-term obligations with ratings of “AAA”, which represents the highest rating, to “C”, which represents the lowest with “RD” and “D” for issues in payment default. To show relative rankings within these categories, Fitch may modify them by the addition of a plus “(+)” or minus “(-)”. Fitch rates short-term obligations with ratings of “F1”, which represents the highest rating, to “C”, which represents the lowest with “RD” and “D” for issues in payment default. Fitch modifies its ratings by indicating the outlook of an assigned rating with terms such as “stable,” “positive,” “evolving” and “negative.”
The A- rating assigned to BN’s senior unsecured debt denotes expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings. The minus “(-)” modifier is the lowest rating level within the third highest rating of the nine standard categories of ratings on Fitch’s long-term rating scale.
The BBB rating assigned to BN’s subordinated notes indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity. The absence of a modifier denotes that it is in the second rating level out of three within the fourth highest rating of the nine standard categories of ratings on Fitch’s long-term rating scale.
Moody’s
Moody’s has different rating scales for short-term debt, long-term debt and preferred shares. Ratings assigned by Moody’s, based on its global long-term and short-term rating scales, are forward-looking opinions of the relative credit risks of financial obligations issued by a company. Moody’s also provides rating outlook designations which is an opinion regarding the likely rating direction over the medium term. A “Stable” outlook indicates a low likelihood of a rating change over the medium term.
Moody’s rates commercial paper and long-term obligations with ratings of “P-1” and “Aaa”, respectively, which represent the highest ratings, to “NP” and “C”, respectively, which represent the lowest. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.
Moody’s short-term ratings are assigned to obligations with an original maturity of 13 months or less and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The P-2
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Stable rating assigned to BN’s commercial paper indicates that BN has a strong ability to repay its short-term debt obligations. A P-2 rating is the second highest of the four categories on Moody’s short-term rating scale.
Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one-year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The A3 Stable rating assigned to BN’s senior unsecured debt indicates that they are judged to be upper-medium grade and are subject to low credit risk. A3 indicates a ranking in the lower end of the third highest rating of the nine standard categories of ratings on Moody’s long-term rating scale.
The Baa2 Stable rating assigned to BN’s subordinated notes indicates that they are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. Baa2 indicates a mid-range ranking within the fourth highest rating of the nine standard categories of ratings on Moody’s long-term rating scale.
DBRS
DBRS has different rating scales for short-term debt, long-term debt and preferred shares. Every DBRS rating is based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims.
The DBRS short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. The R-1 and R-2 rating categories are further denoted by the subcategories “(high)”, “(middle)” and “(low).” The R-1 (low) rating assigned to BN’s commercial paper indicates good credit quality and that BN’s capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favorable as higher rating categories. The obligor may be vulnerable to future events, but qualifying negative factors are considered manageable. An R-1 (low) rating is the third highest of the ten categories utilized by DBRS on its short-term debt rating scale.
The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The A rating assigned to BN’s senior notes and debentures indicate they are of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA. The obligor may be vulnerable to future events, but qualifying negative factors are considered manageable. A is the third highest rating of the ten standard categories of ratings utilized by DBRS on its long-term rating scale. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.
The BBB (high) assigned to BN’s subordinated notes indicate adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. The obligor may be vulnerable to future events. BBB (high) is the highest sub-category in the fourth highest rating of the ten standard categories of ratings utilized by DBRS on its long-term rating scale.
The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. Each rating category is denoted by the subcategories “(high)” and “(low)”. The Pfd-2 rating assigned to BN’s preferred shares indicates that the preferred shares are generally of good credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. Generally, Pfd-2 ratings correspond with companies whose senior bonds are rated in the A category. Pfd-2 is the second highest rating of the six standard categories of ratings utilized by DBRS on its preferred share rating scale. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.
Rating trends provide guidance in respect of DBRS’s opinion regarding outlook for the rating in question. The “Stable” rating trend indicates a lower likelihood that the rating could change in the future than would be the case if the rating trend was positive or negative.
DIVIDENDS AND DIVIDEND POLICY
Class A Shares and Class B Shares
The declaration and payment of dividends on BN’s Class A Shares and Class B Shares are at the discretion of the Board. Dividends on the Class A Shares and Class B Shares are paid quarterly, at the end of March, June, September and December of each year. The Board supports a stable and consistent dividend policy and will consider increasing dividends from time to time at a rate based on a portion of the growth rate in cash flow from operations per share. Special dividends may also be declared from time to time to implement corporate strategic initiatives.
BN has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in the U.S. or Canada to receive their dividends in the form of newly issued Class A Shares.
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Registered shareholders of Class A Shares who are resident in the U.S. may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the NYSE based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date1 on which at least one board lot of Class A Shares has traded, as reported by the NYSE (the “NYSE VWAP”).
Registered shareholders of Class A Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average daily exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.
Our Dividend Reinvestment Plan allows current shareholders of BN who are resident in the U.S. or Canada to increase their investment in BN free of commissions.
Dividends on the Class A Shares and B Shares have been adjusted to reflect the three-for-two stock split completed on October 9, 2025.
Preferred Shares
The declaration and payment of dividends on BN’s preferred shares are at the discretion of the Board. Dividends on BN’s Class A Preference Shares, Series 2, 4, 13, 17, 18, 24, 26, 28, 30, 32, 34, 36, 37, 38, 40, 42, 44, 48 and 54 are paid quarterly, normally at the end of March, June, September and December of each year. Dividends on BN’s Class A Preference Shares, Series 51 are paid on the 12th day of each month. Dividends on BN’s Class A Preference Shares, Series 52 are paid on the first day of February, May, August and November of each year. Dividends on BN’s preferred shares are currently declared in Canadian dollars. Additional information on the dividends payable on BN’s currently issued and outstanding preferred shares can be found in Appendix B to this Annual Information Form.
The following table summarizes the dividends paid per share for each of the three years ended December 31, 2025, 2024 and 2023, on each class and series of securities of BN that was outstanding during 2025, all expressed in U.S. dollars.
1 “Investment Date” means each dividend payment date upon which cash dividends paid on all Class A Shares registered in the name of a shareholder, net of any applicable withholding taxes, are reinvested.
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	Distribution per Security
	2025	2024	2023
Per Class A Share and Class B Share
Regular (a)	$0.24	$0.21	$0.19
Special	—	—	—

Per Class A Preference Share (b)
Series 2	0.63	0.88	0.89
Series 4	0.63	0.88	0.89
Series 13	0.63	0.88	0.89
Series 15 (c)	—	—	—
Series 17	0.85	0.87	0.88
Series 18	0.85	0.87	0.88
Series 24	0.58	0.59	0.60
Series 26	0.69	0.70	0.71
Series 28	0.82	0.84	0.85
Series 30	1.09	1.11	1.13
Series 32	1.21	1.23	1.02
Series 34	1.10	1.04	0.82
Series 36	0.87	0.89	0.90
Series 37	0.88	0.89	0.91
Series 38	0.86	0.65	0.66
Series 40	1.04	0.82	0.75
Series 42	0.80	0.59	0.60
Series 44 (d)	0.89	0.91	0.93
Series 46	0.96	0.98	1.00
Series 48	1.11	1.14	1.15
Series 51	0.79	1.11	1.12
Series 52	0.43	0.44	0.45
Series 54 (e)	—	—	—
(a) Distributions per Class A Share and Class B Share prior to and including October 9, 2025 have been adjusted to reflect the three-for-two stock split of BN’s Class A Shares and Class B Shares effective October 9, 2025.
(b) The dividends on these preferred shares are declared in Canadian dollars and are expressed in this table in US$ using the quarterly average Bloomberg mid-market exchange rate.
(c) All issued and outstanding Class A Preference Shares, Series 15 were fully redeemed and cancelled as at March 31, 2023.
(d) All issued and outstanding Class A Preference Shares, Series 44 were fully redeemed and cancelled as of December 31, 2025.
(e) The Class A Preference Shares, Series 54 were issued November 26, 2025.
Information relating to the dividends and dividend policies of BN’s publicly traded subsidiaries can be found in the disclosure documents of these subsidiaries, which are publicly available on SEDAR+ at www.sedarplus.ca and/or EDGAR at www.sec.gov/edgar.
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DESCRIPTION OF CAPITAL STRUCTURE
The following is a summary of the components of BN’s share capital. Additional summary information on the terms and conditions attached to or affecting each class of BN’s authorized securities is contained in Appendix B to this Annual Information Form. Reference should also be made to the articles of BN for a complete description of all terms and conditions of our share capital. These articles can be found on our website at bn.brookfield.com at “Investors/Brookfield Corporation/Corporate Governance” and are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
As at March 10, 2026, BN’s authorized share capital consists of:
a)    an unlimited number of preference shares designated as Class A Preference Shares, issuable in series:
•the second series, which consists of 10,220,175 Class A Preference Shares, Series 2;
•the fourth series, which consists of 3,983,910 Class A Preference Shares, Series 4;
•the sixth series, which consists of 111,633 Class A Preference Shares, Series 6;
•the thirteenth series, which consists of 8,792,596 Class A Preference Shares, Series 13;
•the seventeenth series, which consists of 7,840,204 Class A Preference Shares, Series 17;
•the eighteenth series, which consists of 8,881,088 Class A Preference Shares, Series 18;
•the twenty-fourth series, which consists of 10,812,027 Class A Preference Shares, Series 24;
•the twenty-fifth series, which consists of 10,996,000 Class A Preference Shares, Series 25
•the twenty-sixth series, which consists of 9,770,928 Class A Preference Shares, Series 26;
•the twenty-seventh series, which consists of 10,000,000 Class A Preference Shares, Series 27;
•the twenty-eighth series, which consists of 9,723,927 Class A Preference Shares, Series 28;
•the twenty-ninth series, which consists of 9,890,000 Class A Preference Shares, Series 29;
•the thirtieth series, which consists of 9,787,090 Class A Preference Shares, Series 30;
•the thirty-first series, which consists of 10,000,000 Class A Preference Shares, Series 31;
•the thirty-second series, which consists of 11,750,299 Class A Preference Shares, Series 32;
•the thirty-third series, which consists of 12,000,000 Class A Preference Shares, Series 33;
•the thirty-fourth series, which consists of 9,876,735 Class A Preference Shares, Series 34;
•the thirty-fifth series, which consists of 10,000,000 Class A Preference Shares, Series 35;
•the thirty-sixth series, which consists of 7,842,909 Class A Preference Shares, Series 36;
•the thirty-seventh series, which consists of 7,830,091 Class A Preference Shares, Series 37;
•the thirty-eighth series, which consists of 7,906,132 Class A Preference Shares, Series 38;
•the thirty-ninth series, which consists of 8,000,000 Class A Preference Shares, Series 39;
•the fortieth series, which consists of 11,841,025 Class A Preference Shares, Series 40;
•the forty-first series, which consists of 12,000,000 Class A Preference Shares, Series 41;
•the forty-second series, which consists of 11,887,500 Class A Preference Shares, Series 42;
•the forty-third series, which consists of 12,000,000 Class A Preference Shares, Series 43;
•the forty-sixth series, which consists of 11,740,797 Class A Preference Shares, Series 46;
•the forty-seventh series, which consists of 12,000,000 Class A Preference Shares, Series 47;
•the forty-eighth series, which consists of 11,885,972 Class A Preference Shares, Series 48;
•the forty-ninth series, which consists of 12,000,000 Class A Preference Shares, Series 49;
•the fiftieth series, which consists of an unlimited number of Class A Preference Shares, Series 50;
•the fifty-first series, which consists of 4,500,000 Class A Preference Shares, Series 51;
•the fifty-second series, which consists of 4,500,000 Class A Preference Shares, Series 52;
•the fifty-third series, which consists of an unlimited number of Class A Preference Shares, Series 53;
•the fifty-fourth series, which consists of 10,000,000 Class A Preference Shares, Series 54; and
•the fifty-fifth series, which consists of 10,000,000 Class A Preference Shares, Series 55;
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b)    an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, of which no series have been created or issued;
c)    an unlimited number of Class A Shares; and
d)    85,120 Class B Shares.
As at March 10, 2026, the following shares of BN were issued and outstanding: 10,220,175 Class A Preference Shares, Series 2; 3,983,910 Class A Preference Shares, Series 4; 8,792,596 Class A Preference Shares, Series 13; 7,840,204 Class A Preference Shares, Series 17; 7,681,088 Class A Preference Shares, Series 18; 10,808,027 Class A Preference Shares, Series 24; 9,770,928 Class A Preference Shares, Series 26; 9,233,927 Class A Preference Shares, Series 28; 9,787,090 Class A Preference Shares, Series 30; 11,750,299 Class A Preference Shares, Series 32; 9,876,735 Class A Preference Shares, Series 34; 7,842,909 Class A Preference Shares, Series 36; 7,830,091 Class A Preference Shares, Series 37; 7,906,132 Class A Preference Shares, Series 38; 11,841,025 Class A Preference Shares, Series 40; 11,887,500 Class A Preference Shares, Series 42; 11,740,797 Class A Preference Shares, Series 46; 11,885,972 Class A Preference Shares, Series 48; 3,320,486 Class A Preference Shares, Series 51; 1,177,580 Class A Preference Shares, Series 52; 10,000,000 Class A Preference Shares, Series 54; 2,450,703,928 Class A Shares; and 85,120 Class B Shares.
ANNUAL WKSI ELIGIBILITY CONFIRMATION
Under Part 9B of National Instrument 44-102 – Shelf Distributions (“NI 44-102”), certain “eligible issuers” that are “well-known seasoned issuers” and certain other “eligible issuers” are permitted to file a “WKSI base shelf prospectus” (each as defined in NI 44-102) that is exempt from certain procedural and disclosure requirements under NI 44-102 that would otherwise apply to a short form base shelf prospectus. As at the date of this Annual Information Form, BN and each of its subsidiaries, Brookfield Finance Inc. and Brookfield Finance II Inc., is eligible to file a WKSI base shelf prospectus as it satisfies the conditions set forth in subsection 9B.2(1) of NI 44-102
Moreover, by virtue of BN’s full and unconditional credit support for the securities offered by each of its subsidiaries, Brookfield Finance Inc., Brookfield Finance II Inc., Brookfield Capital Finance LLC, Brookfield Finance II LLC, Brookfield Finance (Australia) Pty Ltd, Brookfield Finance I (UK) PLC, Brookfield Finance IV Inc. and Brookfield Finance V Inc., as at the date of this Annual Information Form, each such subsidiary is eligible to file a WKSI base shelf prospectus in respect of non-convertible securities other than equity securities as it satisfies the conditions set forth in subsection 9B.2(2) of NI 44-102.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of BN is TSX Trust Company at its principal office in Toronto, Ontario, Canada. TSX Trust Company maintains registers for the transfer of BN’s publicly listed equity securities at its offices in Toronto, Ontario, in Montreal, Quebec, in Calgary, Alberta, and in Vancouver, British Columbia in Canada. The co-transfer agent of BN in the U.S. is Equiniti Trust Company, LLC for transfers of Class A Shares, at its principal office in New York, New York.
MATERIAL CONTRACTS
The following is the only material contract, other than contracts entered into in the ordinary course of business, which has been entered into by BN or any of its predecessors within the most recently completed financial year, or was entered into before the most recently completed financial year and is still in effect, or which is proposed to be entered into:
•the Trust Agreement referred to under “Principal Holders of Voting Shares” on page 7 of BN’s Circular filed on SEDAR+ on May 5, 2025 (the “2025 Circular”), which pages are incorporated by reference in this Annual Information Form.
A copy of this document has been filed on SEDAR+ as a material contract and is available at www.sedarplus.ca.
INTERESTS OF EXPERTS
Deloitte LLP, BN’s Independent Registered Public Accounting Firm, is independent of BN within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States). The offices of Deloitte LLP are located at 8 Adelaide Street West, Toronto, Ontario, M5H 0A9.
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AUDIT COMMITTEE INFORMATION
Responsibilities of the Audit Committee
The Board has established an Audit Committee (the “Audit Committee”) with the responsibility for monitoring BN’s systems and procedures for financial reporting and internal controls, for reviewing all public disclosure documents containing financial information, for reviewing BN’s policies with respect to risk assessment and management, and for monitoring the performance of the BN’s external and internal auditors. The responsibilities of the Audit Committee are set out in a written charter, which is reviewed and approved annually by the Board. The current Charter of the Audit Committee is set out in full in Appendix C to this Annual Information Form.
Composition of the Audit Committee
As at the date of this Annual Information Form, the Audit Committee is comprised of the following three directors: Satish Rai,2 Rafael Miranda and Janice Fukakusa, who is the Audit Committee’s chair. The Board has determined that all of these directors are independent and financially literate, and that Ms. Fukakusa is qualified as a “designated financial expert.” Mr. Rai is the Chair of Richcraft Properties and Vice-Chair of Forum Asset Management and former Senior Advisor and Chief Investment Officer of OMERS. Ms. Fukakusa is the former Chief Administrative Officer and Chief Financial Officer of Royal Bank of Canada, a position she held for approximately 10 years. Mr. Miranda is the retired CEO of Endesa, S.A., the largest electric utility company in Spain and is former Chair of the Board of Directors of Acerinox, S.A., a stainless steel manufacturing conglomerate group based in Spain.
Ms. Fukakusa currently serves on the audit committee of three other public companies, in addition to her service on the Audit Committee. The Board has affirmatively determined that such simultaneous service by Ms. Fukakusa on the audit committees of the three other public companies will not impair her ability to effectively serve on the Audit Committee.
Additional information on the members of the Audit Committee is contained in BN’s 2025 Circular.
Principal Accountant Fees and Services
Deloitte LLP is the principal external auditor of BN and its main consolidated reporting issuer subsidiaries (other than BEP and BEPC). The following table provides information about the aggregate fees billed to BN and its consolidated subsidiaries for professional services rendered by Deloitte during 2025 and 2024:

	2025			2024
YEARS ENDED DECEMBER 31 (MILLIONS)	Brookfield	Subsidiaries of Brookfield	Total	Brookfield	Subsidiaries of Brookfield	Total
Audit Fees	$2.3	$43.7	$46.0	$2.2	$44.1	$46.3
Audit-Related Fees	—	77.8	77.8	—	75.3	75.3
Tax Fees	—	6.4	6.4	—	5.3	5.3
All Other Fees	—	0.4	0.4	—	0.9	0.9
Total	$2.3	$128.3	$130.6	$2.2	$125.6	$127.8
Audit Fees. Audit fees include fees for services that would normally be provided by the external auditor in connection with our statutory audit of BN, including fees for services necessary to perform an audit or review in accordance with the standards of the Public Company Accounting Oversight Board (United States). This category also includes services that generally only the external auditor reasonably can provide, including comfort letters and consents relating to certain documents filed with securities regulatory authorities.
Audit-Related Fees. Audit-related fees are for other statutory audits, assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: statutory audits of our subsidiaries, employee benefit plan audits, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.
Tax Fees. Tax fees are principally for assistance in tax return preparation and tax advisory services.
All Other Fees. All other fees include fees for certain permissible consulting and advisory services.
2 Satish Rai was appointed to the Audit Committee on June 6, 2025
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Pre-Approval Policies and Procedures
The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”), which governs the provision of services by its external auditor, currently Deloitte. The Audit Policy requires Audit Committee pre-approval of all permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services that may not be provided by BN’s external auditor, including all services prohibited by law from being provided by the external auditor.
Under the Audit Policy, all permitted services to be provided by the external auditor must be pre-approved by the Audit Committee or a designated member of the Audit Committee. Any pre-approval granted by a designated member must be reported to the Audit Committee at its next scheduled meeting.
The Audit Committee may delegate its pre-approval authority and responsibility to the audit committee of any consolidated subsidiary of BN in respect of services to be provided to such subsidiary, provided that such subsidiary’s audit committee members are independent from BN and its management and such subsidiary adopts pre-approval policies and procedures that are substantially similar to those of BN, and the pre-approved services that were provided are reported to the Audit Committee.
Under the Audit Policy, the Audit Committee has established a fee threshold for pre-approved services, which is that the aggregate fees paid to the external auditor for pre-approved services must equal no more than 25% of the anticipated audit fees for BN and its subsidiaries for the prior year. Each quarter the external auditor provides the Audit Committee with a report of the audit, audit-related, tax and other non-audit services provided for the then-ended quarter, together with the actual fees incurred, for the Audit Committee’s ratification.
None of the fees reported in this Annual Information Form under the heading “Principal Accountant Fees and Services” were subject to the de minimis exception from Audit Committee pre-approval provided by Rule 2-01(c)(7)(i)(C) of Regulation S-X.
ADDITIONAL INFORMATION
Additional information relating to BN, including information as to directors’ and executive officers’ remuneration and indebtedness, the principal holders of BN’s securities and securities authorized for issuance under equity compensation plans, is set out in BN’s 2025 Circular.
Additional financial information on BN is provided in BN’s Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2025, as well as other information on BN, all of which may be found on our website at bn.brookfield.com and on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
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APPENDIX A
TRADING INFORMATION FOR THE CORPORATION’S PUBLICLY LISTED SECURITIES
The following sets out trading information for 2025 for BN’s publicly traded securities that were outstanding at any time during 2025, all of which are or were listed on the TSX, based on information provided by the TSX and, in the case of the Class A Shares, information provided by the NYSE.

	Class A Limited Voting Shares (TSX: BN)				Class A Limited Voting Shares (NYSE: BN)
	Price Per Share (C$)				Price Per Share (US$)
Period 2025	High	Low	Average	Volume Traded (a)	High	Low	Average	Volume Traded (b)
January	60.46	51.70	56.10	47,157,872	41.85	35.87	38.99	71,907,121
February	58.45	53.98	56.36	39,833,741	41.00	37.65	39.43	61,844,506
March	56.36	46.77	50.51	70,534,391	39.11	32.39	35.19	113,025,794
April	51.93	41.25	46.79	72,850,427	36.27	29.07	33.47	125,129,180
May	56.16	49.29	53.02	56,234,343	40.15	35.66	38.31	63,296,106
June	56.73	51.83	54.03	51,903,356	41.51	37.83	39.51	56,020,538
July	63.21	55.33	59.76	49,935,767	45.83	40.53	43.58	81,264,201
August	62.43	58.75	60.18	50,745,500	45.40	42.29	43.63	80,261,681
September	68.39	59.08	63.30	62,939,870	49.47	42.74	45.74	80,585,969
October (c)	68.11	60.20	63.54	37,854,327	48.80	43.00	45.39	70,777,008
November	66.26	58.75	63.65	50,816,353	47.10	42.00	45.22	87,347,210
December	65.91	61.10	63.64	55,701,138	47.81	44.31	46.14	77,910,908
(a) Volume traded refers to volume traded on TSX only.
(b) Volume traded refers to volume traded on NYSE only.
(c) All trading information prior to and including October 9, 2025 has been adjusted to reflect the three-for-two stock split in BN's Class A Limited Voting Shares effective October  9, 2025.

	Class A Preference Shares, Series 2 (TSX: BN.PR.B)				Class A Preference Shares, Series 4 (TSX: BN.PR.C)
	Price Per Share (C$)				Price Per Share (C$)
Period 2025	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	12.74	12.10	12.44	372,219	12.65	12.21	12.47	102,870
February	12.54	12.34	12.44	125,939	12.51	12.35	12.47	23,019
March	12.50	11.80	12.00	139,650	12.50	11.76	12.00	31,173
April	11.95	10.69	11.17	200,299	11.89	10.75	11.18	47,354
May	11.98	10.99	11.69	121,503	11.95	11.02	11.66	42,573
June	12.73	11.85	12.39	119,442	12.59	11.95	12.35	47,702
July	12.90	12.51	12.76	151,990	12.97	12.50	12.75	41,782
August	12.91	12.71	12.80	121,519	12.90	12.71	12.81	32,926
September	12.99	12.54	12.76	157,693	13.05	12.50	12.79	58,992
October	12.80	12.52	12.68	103,828	12.78	12.61	12.67	19,999
November	12.79	12.56	12.68	108,262	12.77	12.60	12.69	47,645
December	12.87	12.61	12.79	92,056	12.93	12.65	12.78	51,829

A-1        Brookfield Corporation - 2025 Annual Information Form

	Class A Preference Shares, Series 13 (TSX: BN.PR.K)				Class A Preference Shares, Series 17 (TSX:BN.PR.M)
	Price Per Share (C$)				Price Per Share (C$)
Period 2025	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	12.70	12.23	12.47	533,917	20.01	18.80	19.31	119,470
February	12.50	12.26	12.43	72,871	20.31	19.53	19.93	47,066
March	12.47	11.60	11.98	107,213	20.30	19.51	19.90	49,383
April	11.93	10.73	11.16	186,219	20.03	18.19	18.92	49,090
May	12.03	11.09	11.66	74,566	19.75	18.92	19.44	136,105
June	12.65	11.84	12.39	153,443	20.11	19.52	19.80	21,801
July	12.87	12.51	12.74	75,860	20.76	19.98	24.58	37,066
August	12.90	12.73	12.79	128,995	21.18	20.75	20.96	91,464
September	12.96	12.55	12.76	250,402	21.27	20.37	20.85	95,287
October	12.73	12.62	12.67	83,279	21.49	20.35	20.91	56,227
November	12.79	12.58	12.66	174,806	21.82	20.75	21.32	95,969
December	12.90	12.66	12.80	123,411	21.22	20.75	20.94	48,290

	Class A Preference Shares, Series 18 (TSX: BN.PR.N)				Class A Preference Shares, Series 24 (TSX: BN.PR.R)
	Price Per Share (C$)				Price Per Share (C$)
Period 2025	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	19.80	18.80	19.37	109,289	19.55	18.15	18.84	298,709
February	20.25	19.56	19.95	50,960	19.23	18.85	18.95	122,637
March	20.20	19.62	19.97	35,245	18.90	17.73	18.20	323,889
April	19.92	17.99	18.93	75,031	17.86	15.84	16.66	170,585
May	19.65	18.74	19.72	106,833	18.88	16.76	18.04	344,023
June	19.97	19.41	19.72	107,204	19.26	18.58	18.97	154,929
July	21.00	19.80	20.19	86,973	20.46	19.25	19.96	366,890
August	21.16	20.76	20.96	163,937	20.52	20.21	20.38	325,506
September	21.28	20.25	21.90	58,818	20.40	19.94	20.17	174,367
October	21.87	20.49	20.94	149,927	20.28	19.82	20.09	749,057
November	21.60	20.80	21.26	105,552	20.63	19.95	20.23	40,864
December	21.38	20.72	21.00	35,158	21.49	20.50	20.95	129,116
Brookfield Corporation - 2025 Annual Information Form                                A-2

	Class A Preference Shares, Series 26 (TSX: BN.PR.T)				Class A Preference Shares, Series 28 (TSX: BN.PR.X)
	Price Per Share (C$)				Price Per Share (C$)
Period 2025	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	19.43	18.15	18.88	142,066	18.01	16.64	17.59	137,098
February	19.14	18.80	18.98	329,890	18.00	17.51	17.84	555,728
March	18.91	17.41	18.19	42,971	17.86	16.70	17.14	78,862
April	17.85	15.91	16.67	78,214	16.85	14.96	15.67	97,412
May	18.58	16.98	17.86	269,233	17.67	15.98	17.08	225,141
June	19.13	18.42	18.77	324,009	18.47	17.51	17.94	238,513
July	20.32	19.11	19.81	221,112	19.95	18.40	19.23	499,272
August	20.38	20.01	20.23	184,430	19.90	19.50	19.62	284,019
September	20.36	19.85	20.15	116,016	20.25	19.60	19.90	112,587
October	20.28	19.90	20.02	269,878	20.38	19.98	20.16	129,151
November	20.43	19.78	20.15	159,634	20.20	19.64	19.99	80,748
December	21.20	20.33	20.77	39,542	20.09	19.50	19.88	97,742

	Class A Preference Shares, Series 30 (TSX: BN.PR.Z)				Class A Preference Shares, Series 32 (TSX: BN.PF.A)
	Price Per Share (C$)				Price Per Share (C$)
Period 2025	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	23.40	22.30	23.06	129,565	24.69	24.23	24.48	346,494
February	23.30	22.95	23.14	195,019	24.49	24.01	24.26	139,692
March	23.12	22.01	22.47	48,751	24.40	23.27	23.72	219,787
April	22.48	19.75	21.17	113,908	24.00	21.27	22.54	139,451
May	22.85	21.50	22.34	151,130	24.23	22.99	23.72	277,517
June	23.30	22.54	22.92	137,417	24.62	24.00	24.32	85,937
July	23.95	23.14	23.57	98,720	25.05	24.60	24.86	322,731
August	24.35	23.76	24.06	123,854	25.02	24.73	24.95	155,323
September	24.37	23.82	24.01	188,667	25.82	24.95	25.33	189,485
October	25.15	24.00	24.65	159,667	25.98	25.47	25.64	42,115
November	25.09	24.14	24.68	65,799	26.06	25.01	25.57	154,021
December	25.37	24.98	25.19	337,283	26.37	25.52	25.95	43,809
A-3        Brookfield Corporation - 2025 Annual Information Form

	Class A Preference Shares, Series 34 (TSX: BN.PF.B)				Class A Preference Shares, Series 36 (TSX: BN.PF.C)
	Price Per Share (C$)				Price Per Share (C$)
Period 2025	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	22.75	22.18	22.54	356,658	20.09	19.20	19.69	67,955
February	23.19	22.15	22.71	274,813	20.42	19.81	20.20	90,916
March	22.65	21.60	22.05	43,026	20.50	20.01	20.29	70,347
April	22.13	19.00	20.46	348,025	20.43	18.04	19.31	60,363
May	22.50	20.70	21.65	400,113	20.12	19.24	19.78	38,570
June	22.74	22.07	21.37	85,784	20.43	19.74	20.10	60,406
July	23.56	22.50	23.20	221,654	21.04	20.33	20.57	51,431
August	23.81	23.22	23.53	160,798	21.94	21.01	21.34	43,230
September	23.88	23.37	23.60	188,794	21.61	20.75	21.26	47,666
October	24.05	23.45	23.71	56,158	21.83	20.61	21.10	370,627
November	24.29	23.15	23.79	132,950	21.91	20.93	21.53	69,247
December	24.48	24.01	24.31	111,403	21.50	21.05	21.28	180,625

	Class A Preference Shares, Series 37 (TSX: BN.PF.D)				Class A Preference Shares, Series 38 (TSX: BN.PF.E)
	Price Per Share (C$)				Price Per Share (C$)
Period 2025	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	20.17	19.27	19.80	114,579	21.57	20.49	21.07	99,185
February	20.65	19.95	20.34	64,459	21.07	20.25	20.71	42,614
March	20.60	20.16	20.38	104,754	20.75	19.32	19.79	89,357
April	20.41	18.73	19.47	44,445	19.60	17.00	18.44	119,067
May	20.33	19.49	20.00	81,083	19.80	18.75	19.45	263,699
June	20.61	20.03	20.35	34,877	20.30	19.68	19.94	106,706
July	21.39	20.49	20.76	95,694	22.04	20.31	21.09	155,624
August	21.73	21.33	21.49	18,750	22.20	21.55	21.75	54,247
September	22.01	20.75	21.51	54,949	22.15	21.62	21.85	144,361
October	21.85	21.00	21.30	76,110	22.25	21.66	21.90	140,483
November	22.21	21.39	21.73	115,104	22.80	21.77	22.27	113,660
December	22.24	21.58	21.73	38,655	23.43	22.70	23.14	262,496
Brookfield Corporation - 2025 Annual Information Form                                A-4

	Class A Preference Shares, Series 40 (TSX: BN.PF.F)				Class A Preference Shares, Series 42 (TSX: BN.PF.G)
	Price Per Share (C$)				Price Per Share (C$)
Period 2025	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	22.26	21.51	22.02	137,582	22.21	21.29	21.87	172,789
February	22.25	21.80	22.10	143,429	21.87	21.35	21.62	454,044
March	22.16	21.54	21.83	179,457	21.45	19.78	20.54	653,655
April	22.09	19.40	20.79	148,441	20.10	17.87	19.07	149,741
May	22.06	20.70	21.54	250,389	21.47	19.43	20.45	978,442
June	22.38	21.69	22.07	133,685	21.95	21.17	21.52	314,575
July	23.70	22.24	22.99	151,756	22.98	21.84	22.44	375,090
August	24.10	23.59	23.82	28,795	23.08	22.76	22.92	244,023
September	24.19	23.50	23.80	37,844	23.39	22.78	23.03	203,557
October	24.30	23.60	23.89	118,663	24.10	22.96	23.54	147,428
November	24.35	23.52	24.10	280,374	24.53	23.57	24.19	90,760
December	25.00	24.28	24.60	110,135	24.74	24.26	24.48	401,986

	Class A Preference Shares, Series 44 (TSX: BN.PF.H)				Class A Preference Shares, Series 46 (TSX: BN.PF.I)
	Price Per Share (C$)				Price Per Share (C$)
Period 2025	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	25.36	24.69	24.99	96,254	25.03	24.30	24.57	196,853
February	25.00	24.70	24.87	90,971	24.61	24.20	24.39	98,807
March	25.00	24.71	24.85	99,802	24.31	23.95	24.09	49,357
April	25.26	24.00	24.65	117,901	24.50	21.40	23.50	122,130
May	25.25	24.90	25.10	59,966	25.03	24.07	24.43	56,340
June	25.48	24.93	25.20	110,559	25.25	24.86	25.04	257,960
July	25.37	25.00	25.13	223,787	25.25	24.81	25.02	228,708
August	25.39	25.12	25.24	591,247	25.65	25.10	25.28	50,145
September	25.42	25.05	25.24	315,575	25.46	25.10	25.24	445,421
October	25.37	25.09	25.23	127,864	25.50	25.07	25.21	39,027
November	25.33	25.21	25.28	61,751	25.75	25.14	25.42	503,464
December	25.31	24.96	25.13	522,234	25.67	25.32	25.52	145,301
A-5        Brookfield Corporation - 2025 Annual Information Form

	Class A Preference Shares, Series 48 (TSX: BN.PF.J)				Class A Preference Shares, Series 51 (TSX: BN.PF.K)
	Price Per Share (C$)				Price Per Share (C$)
Period 2025	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	24.30	23.59	24.01	142,669	16.50	15.34	15.88	60,431
February	24.41	23.86	24.14	91,781	16.01	15.50	15.69	21,244
March	24.10	23.50	23.81	82,024	15.50	14.40	14.87	58,756
April	24.26	21.92	23.32	111,531	14.59	13.57	14.06	32,277
May	24.75	23.96	24.36	268,475	14.75	14.06	14.38	28,274
June	25.14	24.56	24.86	75,487	15.77	14.43	15.19	101,247
July	25.33	24.80	25.08	73,589	16.10	15.10	15.85	65,928
August	25.47	24.96	25.10	44,992	16.36	15.92	16.14	110,781
September	25.54	24.90	25.13	109,886	16.78	16.21	16.49	39,760
October	25.50	24.80	25.14	67,868	16.58	16.20	16.43	19,783
November	25.97	25.06	25.57	62,312	16.55	16.21	16.40	31,580
December	26.36	25.55	26.05	36,749	17.01	16.36	16.60	28,802

	Class A Preference Shares, Series 52 (TSX: BN.PF.L)				Class A Preference Shares, Series 54 (TSX: BN.PF.M)
	Price Per Share (C$)				Price Per Share (C$)
Period 2025	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	13.90	13.61	13.77	14,389	—	—	—	—
February	13.70	13.60	13.63	9,307	—	—	—	—
March	13.63	13.51	13.59	93,912	—	—	—	—
April	13.52	12.20	12.73	25,401	—	—	—	—
May	13.50	12.46	12.96	3,823	—	—	—	—
June	14.68	13.33	14.15	35,235	—	—	—	—
July	15.45	14.85	15.12	47,088	—	—	—	—
August	15.48	15.25	15.39	12,400	—	—	—	—
September	15.60	15.40	15.53	10,570	—	—	—	—
October	15.78	15.41	15.55	28,800	—	—	—	—
November	15.60	15.26	15.46	17,700	25.55	25.05	25.44	992,999
December	16.08	15.60	15.81	102,035	26.28	25.50	25.88	661,956
(a) The Class A Preference Shares, Series 54 were listed for trading on November 26, 2025.

Brookfield Corporation - 2025 Annual Information Form                                A-6

APPENDIX B
SUMMARY OF TERMS AND CONDITIONS OF THE CORPORATION’S
AUTHORIZED SECURITIES
CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES
The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares as a class. The number of authorized and issued and outstanding shares listed in the following table are given as of March 10, 2026.
Series
The Class A Preference Shares may be issued from time to time in one or more series. The Board will fix the number of shares in each series and the provisions attached to each series before issue.
Priority
The Class A Preference Shares rank senior to the Class AA Preference Shares, the Class A Shares, the Class B Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of BN, whether voluntary or involuntary, or in the event of any other distribution of assets of BN among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of BN, whether voluntary or involuntary, or in the event of any other distribution of assets of BN among its shareholders for the purpose of winding up its affairs.
Shareholder Approvals
BN shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66⅔% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of the articles of BN.
Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.
Brookfield Corporation - 2025 Annual Information Form    B-1

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	BN’s Conversion Option
2	BN.PR.B	10,220,175	10,220,175	255	70% of average “Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
4	BN.PR.C	3,983,910	3,983,910	100	70% of “Average Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
6	N/A	111,633	nil	nil	7.5%	At any time	25.00	N/A	N/A
13	BN.PR.K	8,792,596	8,792,596	220	70% of “Average Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
17	BN.PR.M	7,840,204	7,840,204	196	4.75%	At any time	25.00	N/A	At any time into a number of Class A Shares per share based on dividing the redemption price by the Conversion Price (as defined in the articles) [3]
18	BN.PR.N	8,881,088	7,681,088	192	4.75%	At any time	25.00	N/A	At any time into a number of Class A Shares per share based on dividing the redemption price by the Conversion Price (as defined in the articles) [3]
24	BN.PR.R	10,812,027	10,808,027	270	5.4% until June 30, 2016; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the Government of Canada yield plus 2.30%	On June 30 in every fifth year after June 30, 2016	25.00	Into Series 25 on a one-for-one basis on June 30, 2016 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
Notes:
[1]    Rounded to the nearest million.
[2]    Together with accrued and unpaid dividends.
[3]    Pursuant to the certificate and articles of arrangement of BN dated December 9, 2022, BN has irrevocably waived and disclaimed its right to convert the Class A Preference Shares, Series 17 and the Class A Preference Shares, Series 18 into Class A Shares, such that this conversion right can no longer be exercised by BN as a term of the Class A Preference Shares, Series 17 and the Class A Preference Shares, Series 18.

B-2    Brookfield Corporation - 2025 Annual Information Form

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	BN’s Conversion Option
25	N/A	10,996,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.30%	June 30, 2016	25.00 for redemptions on June 30, 2021 and on June 30 every five years thereafter; 25.50 otherwise	Into Series 24 on a one-for-one basis on June 30, 2021 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
26	BN.PR.T	9,770,928	9,770,928	244	4.5% until March 31, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the Government of Canada yield plus 2.31%	On March 31 in every fifth year after March 31, 2017	25.00	Into Series 27 on a one-for-one basis on March 31, 2017 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
27	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.31%	March 31, 2017	25.00 for redemptions on March 31, 2022 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 26 on a one-for-one basis on March 31, 2022 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
28	BN.PR.X	9,723,927	9,233,927	231	4.6% until June 30, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 1.80%	On June 30 in every fifth year after June 30, 2017	25.00	Into Series 29 on a one-for-one basis on June 30, 2017 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
29	N/A	9,890,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 1.80%	June 30, 2017	25.00 for redemptions on June 30, 2022 and on June 30 every five years thereafter; 25.50 otherwise	Into Series 28 on a one-for-one basis on June 30, 2022 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
30	BN.PR.Z	9,787,090	9,787,090	245	4.8% until December 31, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.96%	On December 31 in every fifth year after December 31, 2017	25.00	Into Series 31 on a one-for-one basis on December 31, 2017 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
31	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.96%	December 31, 2017	25.00 for redemptions on December 31, 2022 and on December 31 every five years thereafter; 25.50 otherwise	Into Series 30 on a one-for-one basis on December 31, 2022 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.
Brookfield Corporation - 2025 Annual Information Form    B-3

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	BN’s Conversion Option
32	BN.PF.A	11,750,299	11,750,299	294	4.5% until September 30, 2018; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.90%	On September 30 in every fifth year after September 30, 2018	25.00	Into Series 33 on a one-for-one basis on September 30, 2018 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
33	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.90%	September 30, 2018	25.00 for redemptions on September 30, 2023 and on September 30 every five years thereafter; 25.50 otherwise	Into Series 32 on a one-for-one basis on September 30, 2023 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
34	BN.PF.B	9,876,735	9,876,735	247	4.2% until March 31, 2019; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.63%	On March 31 in every fifth year after March 31, 2019	25.00	Into Series 35 on a one-for-one basis on March 31, 2019 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
35	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.63%	March 31, 2019	25.00 for redemptions on March 31, 2024 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 34 on a one-for-one basis on March 31, 2024 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
36	BN.PF.C	7,842,909	7,842,909	196	4.85%	March 31, 2018	25.75 if before March 31, 2020, with annual 0.25 decreases until March 31, 2022; 25.00 thereafter	N/A	N/A
37	BN.PF.D	7,830,091	7,830,091	196	4.9%	September 30, 2018	25.75 if before September 30, 2020, with annual 0.25 decreases until September 30, 2022; 25.00 thereafter	N/A	N/A
38	BN.PF.E	7,906,132	7,906,132	198	4.4% until March 31, 2020; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.55%	On March 31 in every fifth year after March 31, 2020	25.00	Into Series 39 on a one-for-one basis on March 31, 2020 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.
B-4    Brookfield Corporation - 2025 Annual Information Form

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	BN’s Conversion Option
39	N/A	8,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.55%	March 31, 2020	25.00 for redemptions on March 31, 2025 or March 31 every five years thereafter; 25.50 otherwise	Into Series 38 on a one-for-one basis on March 31, 2025 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
40	BN.PF.F	11,841,025	11,841,025	296	4.5% until September 30, 2019; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.86%	On September 30 in every fifth year after September 30, 2019	25.00	Into Series 41 on a one-for one basis on September 30, 2019 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
41	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.86%	September 30, 2019	25.00 for redemptions on September 30, 2024 or September 30 every five years thereafter; 25.50 otherwise	Into Series 40 on a one-for-one basis on September 30, 2024 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
42	BN.PF.G	11,887,500	11,887,500	297	4.5% until June 30, 2020 ; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.84%	On June 30 in every fifth year after June 30, 2020	25.00	Into Series 43 on a one-for-one basis on June 30, 2020 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
43	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.84%	June 30, 2020	25.00 for redemptions on June 30, 2025 or June 30 every five years thereafter; 25.50 otherwise	Into Series 42 on a one-for-one basis on June 30, 2025 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.
Brookfield Corporation - 2025 Annual Information Form    B-5

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	BN’s Conversion Option
46	BN.PF.I	11,740,797	11,740,797	294	4.8% until March 31, 2022; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the greater of (i) the sum of the 5-year Government of Canada bond yield plus 3.85%, and (ii) 4.80%	On March 31 in every fifth year after March 31, 2022	25.00	Into Series 47 on a one-for-one basis on March 31, 2022 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
47	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 3.85%	March 31, 2022	25.00 for redemptions on March 31, 2027 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 46 on a one-for-one basis on March 31, 2027 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
48	BN.PF.J	11,885,972	11,885,972	297	4.75% until January 1, 2023; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the greater of (i) the sum of the 5-year Government of Canada bond yield plus 3.10%, and (ii) 4.75%	On December 31 in every fifth year after December 31, 2022	25.00	Into Series 49 on a one-for-one basis on December 31, 2022 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
49	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 3.10%	December 31, 2022	25.00 for redemptions on March 31, 2027 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 48 on a one-for-one basis on December 31, 2027 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends. .

B-6    Brookfield Corporation - 2025 Annual Information Form

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	BN’s Conversion Option
50	N/A	unlimited	nil	nil
The same rate as the interest rate which would have accrued on the 4.625% Subordinated Notes due October 16, 2080 of Brookfield Finance Inc. at any such time if such notes had not been automatically converted into Cumulative Class A Preference Shares, Series 50 upon an automatic exchange of such notes
						October 16, 2025	US$25.00	N/A	N/A
51	BN.PF.K	4,500,000	3,320,486	75	Between 50 - 100% of “Prime Rate” (as defined in the articles)	At any time	22.44	Into Series 52 on a one-for-one basis on November 1, 2026 and on November 1 in every fifth year thereafter and automatically in certain circumstances	N/A
52	BN.PF.L	4,500,000	1,177,580	26	Not less than 80% of yield on certain Government of Canada bonds (as provided in the articles)	On November 1, 2026 and on November 1 in every fifth year thereafter	22.00	Into Series 51 on a one-for-one basis on November 1, 2026 and on November 1 in every fifth year thereafter and automatically in certain circumstances	N/A
53	N/A	unlimited	nil	nil	The same rate as the interest rate which would have accrued on the Fixed-to-Fixed Reset Rate Subordinated Notes due January 15, 2055 of Brookfield Finance Inc. at any such time if such notes had not been automatically converted into Cumulative Class A Preference Shares, Series 53 upon an automatic exchange of such notes	On any day between October 17, 2034 and January 15, 2035, or after January 15, 2035, on January 15 or July 15 of each year	US$1,000.00	N/A	N/A
Brookfield Corporation - 2025 Annual Information Form    B-7

54	BN.PF.M	10,000,000	10,000,000	250	5.65% until December 31, 2030; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate periods will be the greater of (i) the sum of the Government of Canada bond yield plus 2.80% and (ii) 5.65%	On December 31, 2030 and on December 31 every fifth year thereafter	25.00	Into Series 55 on a one-for-one basis on December 31, 2030 and on December 31 in every fifth year thereafter and automatically in certain circumstances	N/A
55	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.80%	On December 31, 2030	25.00 for redemptions on December 31, 2035 and on December 31 every five years thereafter; 25.50 otherwise	Into Series 54 on a one-for-one basis on December 31, 2035 and on December 31 in every fifth year thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.
B-8    Brookfield Corporation - 2025 Annual Information Form

Voting Rights
Except as indicated below, holders of all series of Class A Preference Shares are only entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in the election of directors in respect of each such share if eight quarterly dividends1, whether or not consecutive, are not paid2. When entitled to vote, holders will vote with the holders of Class A Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the Board (less the number of directors which the holders of Class A Preference Shares, Series 2 may be entitled to elect).
Holders of Class A Preference Shares, Series 2 are only entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each such share if dividends on such shares have not been paid for two years. In addition, if dividends have not been paid for two years, holders of such shares are entitled to elect (i) two members of the Board if the Board has seven or fewer directors or (ii) three members of the Board if the Board has more than seven members. When entitled to vote in the election of directors, holders will vote with the holders of Class A Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the Board.
Rights on Liquidation, Dissolution and Winding Up
Holders of Class A Preference Shares are entitled to C$25.003 per share (plus accrued and unpaid dividends) in priority to any distribution to holders of shares ranking junior as to capital. Upon such payment, holders of Class A Preference Shares are not entitled to share in any further distribution of assets of BN.
Restrictions on Dividends and Retirement of Shares
Without the approval of holders of the applicable series of Class A Preference Shares in each case, and except as noted below, BN will not:
a)    declare, pay or set apart for payment any dividends (other than stock dividends in shares of BN ranking junior to the applicable series of Class A Preference Shares) on shares of BN ranking junior to the applicable series of Class A Preference Shares;
b)    except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the applicable series of Class A Preference Shares, redeem, purchase or otherwise retire or make any return of capital in respect of shares of BN ranking junior to the applicable series of Class A Preference Shares;
c)    except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of any class or series ranking on a parity with the applicable series of Class A Preference Shares;
d)    redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the applicable series of Class A Preference Shares4; or
e)    with respect to the applicable series of Class A Preference Shares, issue any additional Class A Preference Shares or any shares ranking on parity as to dividends or capital with the applicable series of Class A Preference Shares5;
unless, in each such case, all outstanding dividends on the applicable series of Class A Preference Shares, and those on all other shares ranking prior to or on parity with, accrued up to and including the dividend payable for the last completed period for which dividends were payable, shall have been declared and paid.
Purchase for Cancellation
Subject to applicable law, BN may generally purchase (if obtainable) for cancellation the whole or any part of the applicable series of Class A Preference Shares in the open market or by private agreement or otherwise.

1    24 monthly dividends in the case of Class A Preference Shares, Series 51. Four semi-annual dividends in the case of Class A Preference Shares, Series 53.
2    In the case of holders of Class A Preference Shares, Series 51 and 52, such holders are only entitled to vote at a meeting which takes place more than 60 days after the date of such failure to pay dividends.
3    In the case of holders of Class A Preference Shares, Series 50, US$25.00 per share. In the case of holders of Class A Preference Shares, Series 51 and 52, C$22.00 per share. In the case of holders of Class A Preference Shares, Series 53, US$1,000.00 per share.
4    This provision does not apply to Class A Preference Shares, Series 17 and 18.
5    This provision does not apply to Class A Preference Shares, Series 2, 4, 23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 45, 46, 47, 48, 49, 50, 53, 54 and 55.
Brookfield Corporation - 2025 Annual Information Form    B-9

Shareholder Approvals
Approval of all amendments to the rights, privileges, restrictions and conditions attaching to the applicable series of Class A Preference Shares and any other approval to be given by the holders of the applicable series of Class A Preference Shares may be given by a resolution carried by at least 66 ⅔% of the votes cast at a meeting where the required quorum6 is present.
CERTAIN PROVISIONS OF THE CLASS AA PREFERENCE SHARES
The following is a summary of certain provisions attaching to or affecting the Class AA Preference Shares as a class.
Series
The Class AA Preference Shares may be issued from time to time in one or more series. The Board will fix the number of shares in each series and the provisions attached to each series before issue.
Priority
The Class AA Preference Shares rank junior to the Class A Preference Shares and senior to the Class A Shares, the Class B Shares and other shares ranking junior to the Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of BN, whether voluntary or involuntary, or in the event of any other distribution of assets of BN among its shareholders for the purpose of winding up its affairs. Each series of Class AA Preference Shares ranks on a parity with every other series of Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of BN, whether voluntary or involuntary, or in the event of any other distribution of assets of BN among its shareholders for the purpose of winding up its affairs.
Shareholder Approvals
BN shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class AA Preference Shares as a class except by special resolution passed by at least 66 ⅔% of the votes cast at a meeting of the holders of the Class AA Preference Shares duly called for that purpose, in accordance with the provisions of the articles of BN.
Each holder of Class AA Preference Shares entitled to vote at a class meeting of holders of Class AA Preference Shares, or at a joint meeting of the holders of two or more series of Class AA Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class AA Preference Share held by such holder.
CERTAIN PROVISIONS OF THE CLASS A SHARES AND THE CLASS B SHARES
The following is a summary of certain provisions attaching to or affecting BN’s Class A Shares and the Class B Shares. The attributes of the Class A Shares and the Class B Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.
The sole holder of the Class B Shares of BN is a party to a trust agreement with Computershare Trust Company of Canada (formerly, Montreal Trust Corporation of Canada) (as trustee for the holders of the BN’s Class A Shares) dated August 1, 1997. The trust agreement provides, among other things, that the holder has agreed not to sell any Class B Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Shares. The concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the holder; and (ii) the same in all material respects as the offer for the Class B Shares. Among other things, the trust agreement permits: (i) a sale by the sole holder of Class B Shares at a price per share not in excess of 115% of the market price of Class A Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of the sole holder of the Class B Shares to a purchaser who is or will become a shareholder of that holder and will not hold more than 20% of that holder’s outstanding shares as a result of the transaction.

6    The required quorum for Class A Preference Shares, Series 2 and 4 is as prescribed by the by-laws of BN with respect to meetings of shareholders or as required by law. The required quorum for a meeting of holders of Class A Preference Shares, Series 6, 51 and 52 is as prescribed by the by-laws of BN with respect to meetings of shareholders, subject to a minimum requirement of at least two persons present entitled to vote thereat. The required quorum for Class A Preference Shares, Series 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 46, 47, 48, 49, 50, 53, 54 and 55 is holders of at least 25% of the outstanding shares present in person or represented by proxy. The required quorum for all other Class A Preference Shares is 50% of the outstanding shares present in person or represented by proxy.
B-10    Brookfield Corporation - 2025 Annual Information Form

Priority
Subject to the prior rights of the holders of the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Shares and Class B Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the Board) and the return of capital on the liquidation, dissolution or winding up of BN or any other distribution of the assets of BN among its shareholders for the purpose of winding up its affairs.
Voting Rights
Except as set out below under “Election of Directors”, each holder of Class A Shares and Class B Shares is entitled to notice of, and to attend and vote at, all meetings of BN’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 ⅔%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 ⅔%, of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be.
Election of Directors
In the election of directors, holders of Class A Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, are entitled to elect one-half of the Board, provided that if the holders of Class A Preference Shares, Series 2 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 2. Holders of Class B Shares are entitled to elect the other one-half of the Board.
OTHER PROVISIONS REGARDING THE SHARE CAPITAL OF THE CORPORATION
BN’s articles provide that each holder of shares of a class or series of shares of BN entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favor of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.
Brookfield Corporation - 2025 Annual Information Form    B-11

APPENDIX C
AUDIT COMMITTEE CHARTER1

February 2025
A committee of the board of directors (the “Board”) of Brookfield Corporation (the “Corporation”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:
MEMBERSHIP AND CHAIR
Following each annual meeting of shareholders, the Board shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.
The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee. Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than three public company audit committees, except with the prior approval of the Board. Any such determination shall be disclosed in the Corporation’s management information circular.
The Board shall appoint one Member as the chair of the Committee (the “Chair”). If the Chair is absent from a meeting, the Members shall select a Member from those in attendance to act as Chair of the meeting.
SUBCOMMITTEES
The Committee may form subcommittees for any purpose and may delegate to a subcommittee such of the Committee’s powers and authorities as the Committee deems appropriate.
RESPONSIBILITIES
The Committee shall:
Auditor
(a)    oversee the work of the Corporation’s external auditor (the “Auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;
(b)    require the Auditor to report directly to the Committee;
(c)    review and evaluate the Auditor’s independence, experience, qualifications and performance (including the performance of the lead audit partner) and determine whether the Auditor should be appointed or re-appointed, and recommend the Auditor to the Board for appointment or re-appointment by the shareholders;
(d)    where appropriate, recommend to the Board to terminate the Auditor;
(e)    when a change of Auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor as required, and the orderly transition of such change;
(f)    review the terms of the Auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees and recommend the compensation of the Auditor to the Board;
(g)    at least annually, obtain and review a report by the Auditor describing:
(i)    the Auditor’s internal quality-control procedures; and

1 Capitalized terms used in this Charter but not otherwise defined herein have the meaning attributed to them in the Board’s “Definitions for the Corporation’s Board and Committee Charters” which is annexed hereto as “Annex A”. The Governance and Nominating Committee will review the Definitions for the Corporation’s Board and Committee Charters at least annually and submit any proposed amendments to the Board for approval as it deems necessary and appropriate.

ii)    any material issues raised by the most recent internal quality control review, or peer review, of the Auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or inquiry or investigation by any governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the Auditor, and the steps taken to deal with any issues raised in any such review;
(h)    at least annually, confirm that the Auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the Auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the Auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Chartered Professional Accountants of Canada, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight Board; and, confirm that the Auditor has complied with applicable laws respecting the rotation of certain members of the audit engagement team;
(i)    ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the Auditor;
(j)    meet privately with the Auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the Auditor, including:
(i)    planning and staffing of the audit;
(ii)    any material written communications between the Auditor and management;
(iii)    whether or not the Auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;
(iv)    the extent to which the Auditor is satisfied with the nature and scope of its examination;
(v)    whether or not the Auditor has received the full co-operation of management of the Corporation;
(vi)    the Auditor’s opinion of the competence and performance of the Chief Financial Officer (“CFO”) and other key financial personnel of the Corporation;
(vii)    the items required to be communicated to the Committee in accordance with generally accepted auditing standards;
(viii)    all critical accounting policies and practices to be used by the Corporation;
(ix)    all alternative treatments of financial information within International Financial Reporting Standards (“IFRS”) that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Auditor;
(x)    any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and
(xi)    any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to paragraphs 240.41-42 and 250.22-24 of the Canadian Auditing Standards and the United States Securities Exchange Act of 1934, as amended;
(k)    annually review and approve the Audit and Non-Audit Services Pre-Approval Policy, which sets forth the parameters by which the Auditor can provide certain audit and non-audit services to the Corporation and its subsidiaries not prohibited by law and the process by which the Committee pre-approves such services. At each quarterly meeting of the Committee, the Committee will ratify all audit and non-audit services provided by the Auditor to the Corporation and its subsidiaries for the then-ended quarter;
(l)    resolve any disagreements between management and the Auditor regarding financial reporting; and
(m)    set clear policies for hiring partners and employees and former partners and employees of the Auditor.
Financial Reporting
(a)    prior to disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:
(i)    audited annual financial statements, in conjunction with the report of the Auditor;
C-2    Brookfield Corporation - 2025 Annual Information Form

(ii)    interim financial statements;
(iii)    annual and interim management discussion and analysis of financial condition and results of operation;
(iv)    reconciliations of the annual or interim financial statements, to the extent required under applicable rules and regulations; and
(v)    all other audited or unaudited financial information, as appropriate, contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;
(b)    review and discuss with management prior to public dissemination earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts including the use of “pro forma” or “adjusted” non-IFRS information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;
(c)    review the effect of regulatory and accounting initiatives, as well as any asset or debt financing activities of the Corporation’s unconsolidated subsidiaries that are not required under IFRS to be incorporated into the Corporation’s financial statements (commonly known as “off-balance sheet financing”);
(d)    review disclosures made to the Committee by the Chief Executive Officer (“CEO”) and CFO of the Corporation during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;
(e)    review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;
(f)    review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;
(g)    for the financial information of Brookfield Business Partners LP, Brookfield Business Corporation, Brookfield Infrastructure Partners LP, Brookfield Infrastructure Corporation, Brookfield Property Partners LP, Brookfield Renewable Partners LP and Brookfield Renewable Corporation (collectively, the “Public Affiliates”) which is included within the Corporation’s consolidated financial statements (the “Consolidated Public Affiliate Information”), it is understood that the Committee will for the purpose of reviewing the Consolidated Public Affiliate Information, to the extent such information is material to the Corporation’s consolidated financial statements (and not for the purpose of reviewing the disclosures of the Public Affiliates themselves which the Committee does not do):

(i)    rely on the review and approval by the committee and the board of directors (or the board of directors of the general partner, as applicable) of each respective Public Affiliate;
(ii)    rely on reports or opinions of the external auditor for each Public Affiliate;
(iii)    if required in the view of the Committee, review developments in financial reporting at the Public Affiliates; and
(iv)    if required in the view of the Committee, take all other reasonable steps, directly or through the Auditor, to satisfy itself of the integrity of the Consolidated Public Affiliate Information;
(h)    for the financial information of Brookfield Asset Management ULC (the “Asset Management Company”) which is included within the Corporation’s consolidated financial statements (the “Consolidated Asset Management Company Information”), it is understood that the Committee will for the purpose of reviewing the Consolidated Asset Management Company Information to the extent such information is material to the Corporation’s consolidated financial statements (and not for the purpose of reviewing the disclosures of the Asset Management Company itself which the Committee does not do):
(i)    rely on the review and approval by the audit committee and the board of directors of Brookfield Asset Management Ltd.;
(ii)    rely on reports or opinions of the external auditor for the Asset Management Company;
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(iii)    if required in the view of the Committee, review developments in financial reporting at the Asset Management Company; and
(iv) if required in the view of the Committee, take all other reasonable steps, directly or through the Auditor, to satisfy itself of the integrity of the Consolidated Asset Management Company Information; and
(i)    for the financial information of any other subsidiary entity below the Corporation that has an audit committee which is comprised of a majority of Independent Directors, and which is included in the Corporation’s consolidated financial statements, it is understood that the Committee will rely on the review and approval of such information by the audit committee and the board of directors of each such subsidiary.
Internal Audit; Controls and Procedures; and Other
(a)    meet privately with the person responsible for the Corporation’s internal audit function (the “Internal Auditor”) as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;
(b)    require the Internal Auditor to report directly to the Committee;
(c)    discuss with the Internal Auditor, and management, the appropriate authority, role, responsibilities, scope, and services of the Internal Auditor;
(d)    review the mandate, budget, planned activities, performance, staffing and organizational structure of the Internal Auditor (which may be outsourced to a firm other than the Auditor) to confirm that it is independent of management, adequately qualified and has sufficient resources to effectively carry out its mandate. The Committee will discuss this mandate with the Internal Auditor and management, review the appointment and replacement of the Internal Auditor, review significant results of the Internal Auditor’s activities, and the results of the Internal Auditor’s quality assurance program. As part of this process, the Committee reviews and approves the governing charter of the internal audit function, the internal audit plan, budget and communication plan on an annual basis;

(e)    review the controls and procedures that have been adopted to confirm that material financial information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed, review the public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of such controls and procedures;
(f)    review the Corporation’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks as they are brought or come to the attention of the Committee by management or the Risk Management Committee, or otherwise;

(g)    review of allegations of fraud related to financial reporting that are brought to or come to the attention of the Committee through the Corporation’s ethics hotline, a referral by management or of the Risk Management Committee, or otherwise;
(h)    periodically review the status of taxation matters of the Corporation; and
(i)    consider other matters of a financial nature as directed by the Board.
LIMITATION OF AUDIT COMMITTEE ROLE
The Committee’s function is one of oversight. The Corporation’s management is responsible for preparing the Corporation’s financial statements and for developing and maintaining systems of internal accounting and financial controls. The Auditor will assist the Committee and the Board in fulfilling their responsibilities for review of the financial statements and internal controls, and the Auditor will be responsible for the independent audit of the financial statements. The Committee expects the Auditor to call to its attention any accounting, auditing, internal accounting control, regulatory or other related matters that the Auditor believes warrant consideration or action. The Committee recognizes that the Corporation’s finance team, the Internal Auditor and the Auditor have more knowledge and information about the Corporation’s financial affairs than do the Committee’s members. Accordingly, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Corporation’s financial statements or internal controls or any professional certification as to the Auditor’s work.
REPORTING
The Committee will regularly report to the Board on:
(a)    the Auditor’s independence;
(b)    the performance of the Auditor and the Committee’s recommendations regarding its reappointment or termination;
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(c)    the performance of the Internal Auditor;
(d)    the adequacy of the Corporation’s internal controls and disclosure controls;
(e)    its recommendations regarding the annual and interim financial statements of the Corporation and, to the extent applicable, any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;
(f)    its review of any other public disclosure document including the annual report and the annual and interim management’s discussion and analysis of financial condition and results of operations;
(g)    the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and
(h)    all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.
In addition, if and when required or appropriate from time to time, the Committee may also report to another committee of the Board.
COMPLAINTS PROCEDURE
The Corporation’s Code of Business Conduct (the “Code”) requires employees to report to their supervisor or internal legal counsel any suspected violations of the Code, including: (i) fraud or deliberate errors in the preparation, maintenance, evaluation, review or audit of any financial statement or financial record; (ii) deficiencies in, or noncompliance with, internal accounting controls; (iii) misrepresentations or false statements in any public disclosure documents; and (iv) any deviations from full, true and plain reporting of the Corporation’s financial condition, as well as any other illegal or unethical behavior. Alternatively, employees may report such behavior anonymously through the Corporation’s reporting hotline which is managed by an independent third party. The Corporation also maintains a Whistleblowing Policy which reinforces the Corporation’s commitment to providing a mechanism for employees to report suspected wrongdoing without retaliation.
The Risk Management Committee has primary Board oversight responsibility for the Corporation’s reporting hotline and is required to refer to the Audit Committee allegations of fraud, deliberate errors, or deviations from full, true, and plain disclosure related to financial reporting.
The Audit Committee will periodically review the procedure for the receipt, retention, treatment and follow-up of complaints received by the Corporation through the Corporation’s reporting hotline or otherwise regarding accounting, internal controls, disclosure controls or auditing matters and the procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.
REVIEW AND DISCLOSURE
The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.
This Charter will be posted on the Corporation’s website and the Management Information Circular of the Corporation will state that this Charter is available on the Corporation’s website. This Charter will also be reproduced in full as an appendix to the Corporation’s Annual Information Form.
ASSESSMENT
At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the Statement of Corporate Governance Practices adopted by the Board. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.
ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT
The Committee may retain any outside advisor, including legal counsel, at the expense of the Corporation, without the Board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees and any other retention terms.
The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.
Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.
Brookfield Corporation - 2025 Annual Information Form    C-5

MEETINGS
Meetings of the Committee may be called by any Member, the Chair of the Board, the CEO or CFO of the Corporation, the Internal Auditor or the Auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.
The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members at the relevant time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (Ontario) and the by-laws of the Corporation, and, unless otherwise determined by the Board, the Committee shall have the power to regulate its procedures.
Notice of each meeting shall be given to each Member, the Internal Auditor, the Auditor, the Chair of the Board and the CEO of the Corporation. Notice of a meeting may be given orally or by letter, e-mail, telephone or other generally accepted means not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.
The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of the Corporation’s management to attend any or all meetings.
Adopted by the Board on February 12, 2025.

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Annex A
Definitions for the Corporation’s Board and Committee Charters

“Audit Committee” means the audit committee of the Board.
“Audit Committee Financial Expert” means a person who has the following attributes:
(a)    an understanding of International Financial Reporting Standards, as adopted by the International Accounting Standards Board, and financial statements;
(b)    the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
(c)    experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;
(d)    an understanding of internal controls and procedures for financial reporting; and
(e)    an understanding of audit committee functions, acquired through any one or more of the following:
(i)    education and experience as a principal financial officer, principal accounting officer, corporate controller, certified public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
(ii)    experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
(iii)    experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
(iv)    other relevant experience.
“Board Interlocks” arise when two directors of one public company sit together on the board of another company.
“BWS” means Brookfield Wealth Solutions Ltd.
“Committee Interlocks” means when a Board Interlock exists, plus the relevant two directors also sit together on a board committee for one or both of the companies.
“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
“Governance and Nominating Committee” means the governance and nominating committee of the Board.
“Immediate Family Member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.
“Independent Director(s)” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A material relationship is one that could reasonably be expected to interfere with a director’s exercise of independent judgment. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:
(a)    is or was an employee or executive officer, or whose Immediate Family Member is or was an executive officer, of the Corporation is not independent until three years after the end of such employment relationship;
(b)    is receiving or has received, or whose Immediate Family Member is an executive officer of the Corporation and is receiving or has received, during any 12-month period within the last three years more than C$75,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service), is not independent;
Brookfield Corporation - 2025 Annual Information Form    C-7

(c)    is or was a partner of, affiliated with or employed by, or whose Immediate Family Member is or was a partner of or employed in an audit, assurance, or tax compliance practice in a professional capacity by, the Corporation’s present or former internal or external auditor, is not independent until three years after the end of such partnership, affiliation, or employment relationship, as applicable, with the auditor;
(d)    is or was employed as, or whose Immediate Family Member is or was employed as, an executive officer of another company (or its parent or a subsidiary) where any of the present (at the time of review) executive officers of the Corporation serve or served on that company’s (or its parent’s or a subsidiary’s) compensation committee, is not independent until three years after the end of such service or the employment relationship, as applicable; and
(e)    is an executive officer or an employee of, or whose Immediate Family Member is an executive officer of, another company (or its parent or a subsidiary) that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues, in each case, is not independent.
Additionally, an Independent Director for the purposes of the Audit Committee and the Management Resources and Compensation Committee, specifically may not:
(x)    accept directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service); or
(y)    be an affiliated person of the Corporation (within the meaning of applicable rules and regulations).
Furthermore, an Independent Director for the purposes of the Management Resources and Compensation Committee, specifically may not:
(x)    have a relationship with senior management that would impair the director’s ability to make independent judgments about the Corporation’s executive compensation.
For the purposes of the definition of Independent Director, the term Corporation includes any parent or subsidiary in a consolidated group with the Corporation.
In addition to the requirements for independence set out in paragraph (c) above, Members of the Audit and Governance and Nominating Committees must disclose any other form of association they have with a current or former external or internal auditor of the Corporation to the Governance and Nominating Committee for a determination as to whether this association affects the Member’s status as an Independent Director.
“Management Resources and Compensation Committee” means the management resources and compensation committee of the Board.
“Risk Management Committee” means the risk management committee of the Board.
“Statement of Corporate Governance Practices” means the statement of corporate governance practices section of the Corporation's management information circular.
“Sustainability” includes but is not limited to responsibility or experience overseeing and/or managing: climate change risks; GHG emissions; natural resources; waste management; energy efficiency; biodiversity; water use; environmental regulatory and/or compliance matters; health and safety; human rights; labor practices; diversity and inclusion; talent attraction and retention; human capital development; community/stakeholder engagement; board composition and engagement; business ethics; anti-bribery & corruption; audit practices; regulatory functions; and data protection and privacy.
“Unaffiliated Director” means any director who (a) does not own greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) and (b) within the last two years has not directly or indirectly (i) been an officer of or employed by the Corporation or any of its affiliates, (ii) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (iii) had any material business or professional relationship with the Corporation or its affiliates other than as a director of the Corporation or any of its affiliates. “De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

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BROOKFIELD CORPORATION

Brookfield.com

NYSE: BN
TSX: BN

BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
225 Liberty Street, 8th Floor
New York, NY
10281-1048
+1.212.417.7000

Canada

Brookfield Place
181 Bay Street, Suite 100
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas,
14.401
Parque da Cidade-Torre Paineira
15° andar
São Paulo–SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Unit 01, 11F, Tower C
One East, No. 768
South Zhongshan 1st Road
Huangpu District,
Shanghai, China
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 6101, 61/Floor
Two International Finance Centre
8 Finance Street
Central, Hong Kong
+852 3655.6800

REGIONAL OFFICES

North America

Bermuda
Brentwood
Calgary
Chicago
Dallas
Houston
Los Angeles
Stamford

South America

Bogotá

Europe / Middle East

Amsterdam
Dublin
Frankfurt
Luxembourg
Madrid
Paris
Stockholm
Zurich
Dubai
Riyadh

Asia Pacific

Sydney
Beijing
Hong Kong
Mumbai
Seoul
Shanghai
Singapore
Tokyo